AMENDED AND RESTATED OPERATING AGREEMENT

OF

BLOKABLE, LLC

A DELAWARE LIMITED LIABILITY COMPANY

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

AMENDED AND RESTATED OPERATING AGREEMENT
OF
BLOKABLE, LLC
A DELAWARE LIMITED LIABILITY COMPANY (THE "<u>COMPANY</u>")

This Amended and Restated Operating Agreement is made as of February 1, 2021, by and among the parties listed on the signature pages hereof, and such other Persons that may be admitted from time to time to the Company and as parties to this Agreement, with reference to the following facts:

A.   On December 29, 2020, the Certificate of Formation for the Company was filed with the Delaware Secretary of State.

B.   By unanimous written consent, the board of directors of Blokable, Inc. (the "<u>Corporation</u>") adopted a resolution approving a merger between the Corporation and the Company (the "<u>Merger</u>") and recommending the approval of such merger to the stockholders of the Corporation.

C.   As a result of the Merger, certain former stockholders of the Corporation became the Members (as defined below), and the Members now desire to enter into this Agreement to provide terms to govern the Company.

D.   The Company and its initial Member entered into an operating agreement on January 25, 2021 (the "<u>Prior Agreement</u>"), and now wish to amend and restate the Prior Agreement by adopting this Agreement, which shall supersede the Prior Agreement in its entirety.

NOW, THEREFORE, the parties by this Agreement set forth the operating agreement for the Company under the laws of the State of Delaware upon the terms and subject to the conditions of this Agreement.

ARTICLE I
DEFINITIONS

When used in this Agreement, the following terms shall have the meanings set forth below (all terms used in this Agreement that are not defined in this Article I shall have the meanings set forth elsewhere in this Agreement):

1.1   <u>Act</u> shall mean the Delaware Limited Liability Company Act, 6 Delaware Code Section 18-101 et seq., as the same may be amended from time to time, and the provisions of succeeding law.

1.2   <u>Additional Member</u> means a Person admitted to the Company as an additional Member pursuant to Section 4.1 and shown as a Member on the books and records of the Company.

1.3   <u>Additional Shares</u> shall mean the sale or issuance of any Common Shares (or Common Share Equivalents described on <u>Exhibit C</u> hereto) by the Company after the date of this Agreement other than (i) Common Shares, Options or Convertible Securities issued as a distribution on the Preferred Shares; (ii) Common Shares, Options or Convertible Securities issued with respect to Shares splits, Share dividends or other similar transactions; (iii) the issuance of Common Shares or Options to employees, consultants or Managers of the Company or any Affiliate of the Company pursuant to a plan, agreement or arrangement approved by the Board of Managers; (iv) Common Shares issued or issuable in a Qualified IPO; (v) Common Shares or Convertible Securities actually issued upon the exercise of Options or Common Shares actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Options or Convertible Securities; (vi) the issuance of Common Shares, Options or Convertible Securities to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions, approved by the Board of Managers, including the approval of a majority of the Preferred Managers; (vii) Common Shares, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of a corporation or other entity by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Managers, including the approval of a majority of the Preferred Managers; and (viii) Common Shares, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Managers, including the approval of a majority of the Preferred Managers.

1.4   Affiliate of a Person means any director, officer, stockholder, member, partner, employer, employee or agent of such Person or any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with such Person, as applicable. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

1.5   Agreement shall mean this Amended and Restated Operating Agreement, as originally executed and as amended from time to time.

1.6   Board of Managers shall mean the collective group of managers designated or elected by the Members pursuant to Section 5.3 hereof.

1.7   Book shall mean the method of accounting prescribed for compliance of with the capital account maintenance rules set forth in Treasury Regulations § 1.704-1(b)(2)(iv), as distinguished from any other accounting method that the Company may adopt for other purposes, including financial reporting.

1.8   Book Value shall mean the carrying value of Company property for Book purposes, as determined for purposes of the capital account maintenance rules set forth in Treasury Regulations § 1.704-1(b)(2)(iv).

4140-0439-6584.5

1.9   Capital Account shall mean with respect to any Member the capital account which the Company establishes and maintains for such Member pursuant to Section 3.5.

1.10   Capital Contribution shall mean the total amount of cash and property contributed to the Company by the Members.

1.11   Code shall mean the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law, and to the extent applicable, the Treasury Regulations.

1.12   Common Majority means the Members holding a majority of the then-outstanding Common Shares entitled to vote.

1.13   Common Member means each Person (i) holding a Common Share and (ii) admitted to the Company as a Member.

1.14   Common Share means a Share designated on the date of issuance as a "Common Share". Except as set forth in Section 4.8 below, Common Shares are voting interests in the Company.

1.15   Company shall mean Blokable, LLC, a Delaware limited liability company.

1.16   Company Notice means written notice from the Company notifying the selling Key Holders and each Major Holder that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Shares with respect to any Proposed Key Holder Transfer.

1.17   Convertible Securities shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Shares, but excluding Options.

1.18   DGCL means the Delaware General Corporation Law, as amended from time to time and the provisions of succeeding law.

1.19   Distribution means the amount of cash or property which the Board of Managers deems available for distribution to the Members, including without limitation Liquidation Transaction Proceeds, taking into account all debts, liabilities, and obligations of the Company then due, and working capital and other amounts which the Board of Managers deems necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business; provided, however, that the following shall not be treated as a Distribution: (i) any reimbursement to a Member for out-of-pocket expenses incurred by the Member in connection with the business of the Company and approved by the Board of Managers or the Chief Executive Officer, or (ii) fees or remuneration paid to any Member in such Member's capacity as an employee, officer, consultant or other provider of services, including any guaranteed payments made to Members pursuant to Section 6.6(f).

1.20   Fiscal Year shall mean the Company's fiscal year, which shall commence on January 1st and end on December 31st of each year, or such other year as shall be required under the Code.

1.21   GAAP means generally accepted accounting principles in the United States as in effect from time to time.

1.22   Interest means the entire ownership interest (designated as Shares in the Company, on an as-converted basis) of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement.

1.23   Key Holders means any holder of Common Shares identified as a Key Holder on Exhibit A.

1.24   Liquidation Transaction means each of the following events, unless the Preferred Majority elects otherwise by written notice sent to the Company prior to the effective date of any such event: (a) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues Shares pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Shares of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity interests that represent, immediately following such merger or consolidation, a majority, by voting power, of the equity interests of (1) the surviving or resulting entity; or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent company of such surviving or resulting entity; or (b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company, or to a majority owned subsidiary in a transaction that is approved by the Board of Managers of the Company, including the approval of a majority of the Series A Managers (as defined herein).

1.25   Liquidation Transaction Proceeds means any proceeds arising from a Liquidation Transaction as determined in good faith by the Board of Managers, or any other amounts or assets of the Company that the Board of Managers deems in good faith to constitute such proceeds.

1.26   Major Holder means a holder of (i) at least 276,549 Series A Preferred Shares (as adjusted for Share splits, Share distributions, combinations and similar transactions) or (ii) at least 55,416 Series Seed Preferred Shares (as adjusted for Share splits, Share distributions, combinations and similar transactions).

1.27   Major Holder Notice means written notice from any Major Holder notifying the Company and the selling Key Holder(s) that such Major Holder intends to exercise its Secondary Refusal Right as to a portion of the Transfer Shares with respect to any Proposed Key Holder Transfer.

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1.28 <u>Manager</u> shall mean each of the Managers elected by the Members pursuant to Section 5.3 hereof or any other individuals that succeed him or her as a manager of the Company.

1.29 <u>Member</u> shall mean each Person who is an initial signatory to this Agreement or has been admitted to the Company as a Member in accordance with the Certificate of Formation or this Agreement.

1.30 <u>Operating Cash Flow</u> means all cash derived from the ordinary course of business of the Company (including interest income, but excluding Capital Contributions), without reduction for any non-cash charges, but less cash used to pay operating expenses (including, but not limited to, debt service, salaries, bonuses, guaranteed payments, management fees or other incentive compensation) and to pay or establish reasonable reserves for future expenses, debt payments, bonuses, management fees or other incentive compensation, capital improvements and replacements. The amount of the Operating Cash Flow (and what constitutes Operating Cash Flow) shall be determined by the Board of Managers. Operating Cash Flow shall be increased by the amount of any reduction of any reserve funded by Operating Cash Flow. For the avoidance of doubt, amounts that otherwise may be considered Operating Cash Flow will not be considered Operating Cash Flow to the extent that the Board of Managers determines that such amounts should be distributed to the Members pursuant to Section 6.6(a)(ii) instead of Section 6.6(a)(i).

1.31 <u>Options</u> shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities.

1.32 <u>Participant</u> means a Person that holds a Phantom Common Share.

1.33 <u>Partnership Representative</u> means the Person designated as set forth in Section 5.10.

1.34 <u>Person</u> shall mean an individual, partnership, limited partnership, limited liability company, corporation, trust, estate, association or any other entity.

1.35 <u>Phantom Common Share</u> means a bookkeeping entry representing a Participant's hypothetical Common Shares granted pursuant to Section 3.2, and any person holding a Phantom Common Share shall have no rights as a Member of the Company in accordance with this Agreement. For the avoidance of doubt, Phantom Common Shares have no voting or other consent rights in the Company.

1.36 <u>Phantom Common Share Holder</u> means each Person holding a Phantom Common Share.

1.37 <u>Plan</u> means the Blokable, LLC Equity Participation Plan.

1.38 <u>Preferred Majority</u> means the Members holding a majority of the then-outstanding Preferred Shares, voting on an as-converted basis.

1.39 <u>Preferred Member</u> means each Person (i) holding a Preferred Share and (ii) admitted to the Company as a Member.

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1.40   Preferred Shares means the Series Seed Preferred Shares and Series A Preferred Shares.

1.41   Profits and Losses shall mean for each Fiscal Year or other period, the taxable income or taxable loss of the Company for such period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses, shall be subtracted from such taxable income or loss;

(c)   any income, gain, loss, or deduction required to be allocated specially to the Members under Section 6.2 shall not be taken into account in computing Profits or Losses;

(d)   in lieu of any depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, the Company shall compute such deductions based on the Book Value of the Company property, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3);

(e)   gain or loss resulting from a taxable disposition of Company property shall be computed by reference to the Book Value of the property disposed of (as adjusted under Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3)), notwithstanding that the adjusted tax basis of such property differs from its Book Value; and

(f)   if the Book Value of Company assets is adjusted to equal fair market value as provided in Section 6.7, then the Profits or Losses shall include the amount of any increase or decrease in such Book Values attributable to such adjustment.

1.42   Proposed Key Holder Transfer means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Shares (or any interest therein) proposed by any of the Key Holders.

1.43   Proposed Transfer Notice means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.44   Prospective Transferee means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.45   Qualified IPO means a firm-commitment underwritten public offering of the Company's (or a successor corporation's) equity securities pursuant to a registration statement under the Securities Act, which yields gross proceeds to the Company of at least $45,000,000 and in connection with such offering the Company's equity securities are listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Managers.

1.46   Right of Co-Sale means the right, but not an obligation, of a Major Holder to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.47   Right of First Refusal means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Shares with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.48   Schedule of Members means a list of the Members and such information about the Members' Shares as may be maintained by the Board of Managers in its discretion.

1.49   Secondary Notice means written notice from the Company notifying the Major Holders and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to any Transfer Shares with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.50   Secondary Refusal Right means the right, but not an obligation, of each Major Holder to purchase up to its pro rata portion (based upon the total number of Shares then held by all Major Holders) of any Transfer Shares not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.51   Securities Act means the Securities Act of 1933, as amended.

1.52   Series A Preferred Member means each Person (i) holding a Series A Preferred Share and (ii) admitted to the Company as a Member.

1.53   Series A Preferred Share means a Share designated on the date of issuance as a "Series A Preferred Share." Series A Preferred Shares are voting interests in the Company.

1.54   Series Seed Preferred Member means each Person (i) holding a Series Seed Preferred Share and (ii) admitted to the Company as a Member.

1.55   Series Seed Preferred Share means a Share designated on the date of issuance as a "Series Seed Preferred Share." Series Seed Preferred Shares are voting interests in the Company.

1.56   Share means that undivided Interest in the Company owned by a Member, including, without limitation, such Member's rights to Profits, Losses and distributions of the Company.

1.57   Strike Price means the amount of the strike price applicable to the Common Shares issued pursuant to Section 3.2.

1.58   Threshold Interest shall mean the holders of at least a majority of the total outstanding Common Shares entitled to vote and the Preferred Shares, voting together as a single class on an as-converted basis.

1.59   Transfer Shares means Shares owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any Share split, Share distribution, recapitalization, reorganization, or the like), but does not include any Preferred Shares or Common Shares that are issued or issuable upon conversion of Preferred Shares.

1.60   Treasury Regulations means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

1.61   Undersubscription Notice means written notice from a Major Holder notifying the Company and the selling Key Holder that such Major Holder intends to exercise its option to purchase all or any portion of the Transfer Shares not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

1.62   Unpaid Preferred Liquidation Preference means, as of any given date, an amount, not less than zero, equal to the liquidation preference of the applicable Preferred Member with respect to its Preferred Shares as may be set forth on the Schedule of Members, minus the amount of Distributions made to the Preferred Member with respect to such Preferred Shares pursuant to Section 6.6(a)(ii).

1.63   Value shall mean, with respect to Vested Phantom Common Shares held by any Phantom Common Share Holder, the amount that would have been received by such Phantom Common Share Holder from the Company (without taking into account any withholding for taxes or other required deductions) on a Liquidation Transaction in accordance with the terms of this Agreement if such Phantom Common Share Holder had received that number of Common Shares pursuant to Section 3.2 on the date of issuance equal to the number of Vested Phantom Common Shares held by the Phantom Common Share Holder as of the date of the Liquidation Transaction, with the Strike Price applicable to the Phantom Common Shares, determined as if such Vested Phantom Common Shares (and other Vested Phantom Common Shares entitled to payment) were outstanding as of the date of the Liquidation Transaction. The calculation of Value shall be made by the Board of Managers and shall be final and binding on all Phantom Common Share Holders. The calculation of Value attributable to Vested Phantom Common Shares shall be made solely for bookkeeping purposes at the times determined by the Board of Managers in its discretion.

1.64   Vested Phantom Common Shares shall mean those Phantom Common Shares which have vested in accordance with Section 3.2(b).

ARTICLE II
ORGANIZATIONAL MATTERS

2.1   Formation. The Members have formed a Delaware limited liability company under the laws of the State of Delaware by causing the Certificate of Formation to be filed with the Delaware Secretary of State and entering into this Agreement. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2   Name. The name of the Company shall be Blokable, LLC. The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board of Managers deems appropriate or advisable.

2.3   Term. The term of this Agreement commenced on the date hereof and shall continue until dissolved pursuant to Section 9.1.

2.4   Office and Agent. The Company shall continuously maintain an office and registered agent in the State of Delaware. The principal office of the Company shall be located at such place as the Board of Managers may determine. The Company may also have such offices, anywhere within and without the State of Delaware, as the Board of Managers may determine from time to time, or the business of the Company may require. The registered agent shall be as stated in the Certificate of Formation or as otherwise determined by the Board of Managers.

2.5   Names and Addresses of the Members and the Managers. The names and addresses of the Members are set forth on Exhibit A. The names and address of the Managers are set forth on Exhibit B. A Member or Manager may change its address upon notice thereof to the Company. The Board of Managers shall be authorized, without the prior consent of the Members, to update Exhibit A to this Agreement from time to time to reflect any changes to the list of Members which may have occurred from time to time in accordance with this Agreement or to reflect changes to such Members' addresses. The Board of Managers shall be authorized, without the prior consent of the Members, to update Exhibit B to this Agreement from time to time to reflect the names and address of any duly appointed or elected members of the Board of Managers.

2.6   Purpose and Business of the Company. The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the Act.

2.7   Title to Company Property. All property owned by the Company shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership interest in any such property.

2.8   Failure to Observe Formalities. A failure to observe any formalities or requirements of this Agreement, the Certificate of Formation or the Act shall not be grounds for imposing personal liability on the Members or the Managers for liabilities of the Company.

2.9   No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, and expressly deny any intent hereby to form a partnership under Delaware law, including a partnership under the Delaware Revised Uniform Limited Partnership Act, or a corporation under the DGCL. Except for purposes of federal, state and local taxes, the Members shall not be partners to one another, or partners to any third party.

2.10   Liability of Members and Managers to Third Parties; Reliance by Third-Party Creditors.

(a)   Except as otherwise provided in the Act, no Member or Manager shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract or otherwise, by reason of being a Member or acting as the Manager of the Company.

(b)   This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any contributions or otherwise.

ARTICLE III
CAPITAL CONTRIBUTIONS; RIGHTS OF PREFERRED SHARES

3.1   Authorization and Issuance of Shares.

(a)   The Company shall be authorized to issue three (3) classes of Shares as follows:

Class of Shares	Number of Shares Authorized
Common Shares	15,000,000
Series Seed Preferred Shares	2,228,749
Series A Preferred Shares	5,170,678
Total	22,399,427

(b)   The holders of each class of Shares shall be entitled to the rights, subject to the obligations set forth herein, ascribed to such class. Any holder of a class of Shares shall be referred to as a Member of such class of Shares (e.g., a holder of Common Shares shall be referred to as a Common Member). Any holder of more than one class of Shares shall have separate rights under this Agreement with respect to each class of Share held by such Member. For example, a holder of Common Shares and Preferred Shares shall be referred to and shall be treated separately in his, her or its separate capacities as a Common Member and a Preferred Member.

(c)   The Board of Managers, at their sole discretion, shall have the power to issue the authorized Shares on the terms and conditions determined by the Board of Managers without the consent of the Members or amendment of this Agreement. Any additional issuances of Shares shall be dilutive proportionately to all Members. The Company shall not issue additional classes of Shares or issue Shares in excess of the authorized number without complying with Section 5.4 below. The Phantom Common Shares represent "phantom" Common Shares that provide the economics of Common Shares without the actual issuance of Common Shares. The Phantom Common Shares represent only a bookkeeping entry representing a holder's hypothetical Common Shares and a Participant will not be treated as a Member with respect to such granted Phantom Common Shares. The Phantom Common Shares shall be evidenced by a Phantom Common Shares Grant Agreement between the Participant and the Company. For the avoidance of doubt, amounts distributable to the Members shall take into account the amounts payable to the Participants with respect to outstanding Phantom Common Shares, and the holders of the Phantom Common Shares shall be entitled to receive similar economics as actual Common Shares pursuant to the economic provisions of Section 6.6 and Section 9.4.

(d) The Schedule of Members will set forth the vesting schedule, if any, of a Member with respect to its Shares. In the event that the Member is subject to vesting with respect to its Shares, such Member must continually remain an employee, consultant or Manager of the Company or an Affiliate in order to vest in the Shares according to the vesting schedule, and a Member who terminates his or her service relationship for any reason or for no reason (including due to the Member's death), or whose service relationship is terminated by the Company or an Affiliate for any reason whatsoever or for no reason (including due to the Member's death) prior to the vesting of the particular Shares, then the Member shall forfeit his or her unvested portion of the Shares for no consideration, and thereafter such Member shall not be entitled to receive any distributions or return of his or her Capital Contributions or Capital Account balance from the Company with respect to such unvested Shares. Any such forfeited Shares shall be available for issuance by the Company. Notwithstanding the foregoing, the Board of Managers may authorize, and the Company may enter into, written agreements which accelerate the vesting of certain Shares upon certain specified events, and the Board of Managers may independently accelerate the vesting of certain Shares.

3.2   Incentive Shares and Terms of Phantom Common Shares .

(a)   Grant of Common Shares and Phantom Common Shares. Common Shares and Phantom Common Shares may be issued to employees, consultants or Managers of the Company (which for the purposes of this Section 3.2 shall include any Affiliate) for the purpose of attracting or retaining qualified individuals or otherwise providing compensation for services rendered to the Company. The Common Shares and Phantom Common Shares may be issued pursuant to the Plan, or issued outside the Plan, without the consent of the Members or amendment of this Agreement. The Plan is set forth in its entirety in this Section 3.2 and in the other relevant sections of this Agreement. The aggregate number of Common Shares and Phantom Common Shares that may be issued pursuant to awards provided under the Plan shall not exceed 2,240,538 Shares; provided, that subject to Section 5.4(c) below, the Board of Managers may in its discretion increase the number of shares reserved for issuance under the Plan. The Members hereby adopt the Plan and such number of Shares that may be issued under the Plan. The price paid for the Common Shares, if any, and the strike price, which may be zero ("Strike Price"), for the Common Shares and Phantom Common Shares issued pursuant to this Section 3.2 shall be determined by the Board of Managers. Such Common Shares may be issued without cost to the employees, consultants, advisors or Managers of the Company and the initial Capital Account balance of such Members attributable to the issuance of such Common Shares without cost shall be zero. In that case, it is intended that the issuance of such Common Shares shall be characterized for federal income tax purposes as a "profits" interest that satisfies the safe harbor requirements in Internal Revenue Service Revenue Procedure 93-27 and Revenue Procedure 2001-45. The Schedule of Members shall set forth the number of Common Shares and Phantom Common Shares granted to the Members and the Phantom Common Share Holders and the Strike Price applicable to the Common Shares and Phantom Common Shares. To the extent provided by applicable final Treasury Regulations or Internal Revenue Service guidance, the Members elect a safe harbor to

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treat the fair market value of the Common Shares issued pursuant to this Section 3.2 as equal to the liquidation value of such Common Shares, which shall be zero, and authorize and direct the Company to make the safe harbor election, and the Company and each Member agrees to comply with the requirements of the safe harbor with respect to all Common Shares issued in connection with the performance of services while the safe harbor election remains effective.

(b) <u>Vested Phantom Common Shares</u>. The Company's obligation to make payments of Value upon a Liquidation Transaction shall apply only to Vested Phantom Common Shares that are outstanding at the time of the Liquidation Transaction. The applicable Phantom Common Share Agreement and Schedule of Members will set forth the vesting schedule, if any, of a Phantom Common Share Holder with respect to its Phantom Common Shares. In the event that the Phantom Common Share Holder is subject to vesting with respect to its Phantom Common Shares, such Phantom Common Share Holder must continually remain an employee, consultant, advisor or Manager of the Company or an Affiliate in order to vest in the Phantom Common Shares according to the vesting schedule, and a Phantom Common Share Holder who terminates his or her service relationship for any reason or for no reason (including due to the Phantom Common Share Holder's death), or whose service relationship is terminated by the Company or an Affiliate for any reason whatsoever or for no reason (including due to the Phantom Common Share Holder's death) prior to the vesting of the particular Phantom Common Shares, then the Phantom Common Share Holder shall forfeit his or her unvested portion of the Phantom Common Share Holder for no consideration. Any such forfeited Phantom Common Shares shall be available for issuance by the Company. Notwithstanding the foregoing, the Board of Managers may authorize, and the Company may enter into, written agreements which accelerate the vesting of certain Phantom Common Shares upon certain specified events, and the Board of Managers may independently accelerate the vesting of certain Phantom Common Shares. Further, unless otherwise provided in the applicable Phantom Common Share Agreement or by the Board of Managers, Phantom Common Shares, Vested and unvested, shall be forfeited for no consideration if the Phantom Common Share Holder's service provider relationship terminates for any reason or for no reason (including due to the Phantom Common Share Holder's death) prior to the closing of a Liquidation Transaction. In either case, following the forfeiture of unvested Phantom Common Shares or Vested Phantom Common Shares, the Phantom Common Share Holder shall not be entitled to receive any payments with respect to such Phantom Common Shares.

(c) <u>Settlement Upon Liquidation Transaction</u>. Unless otherwise provided in the applicable Phantom Common Share Agreement, Vested Phantom Common Shares shall be settled in connection with the closing of a Liquidation Transaction on the same schedule and subject to the same terms and conditions as apply to distributions to holders of Common Shares in the Company pursuant to Section 6.6(a)(ii) pursuant to a Liquidation Transaction; provided that the amounts settled by the Company must be paid no later than five (5) years after the closing of the Liquidation Transaction and shall otherwise comply with Treasury Regulation Section 1.409A-3(i)(5)(iv) to the extent applicable. Any payments made by the Company to a Phantom Common Share Holder with respect to its Phantom Common Shares shall be treated for applicable income tax purposes as a compensation payment. Unless otherwise provided in the applicable Phantom Common Share Agreement, the Company will have no obligation to make any payments to Phantom Common Share Holders with respect to Vested Phantom Common Shares, and no Phantom Common Share Holder will have any right to receive such payments, unless and until the Company closes a Liquidation Transaction and the Phantom Common Share Holder continuously remains a service provider of the Company or an Affiliate through the closing of the Liquidation Transaction. Payment of the Value of Vested Phantom Common Shares shall be made in cash or by the issuance of securities or other consideration as determined by the Board of Managers in compliance with Section 409A of the Code.

(d)   Withholding. A Phantom Common Share Holder shall make arrangements satisfactory to the Company for the satisfaction of any applicable withholding tax obligations, if any, of the Company or an Affiliate that may arise in connection with his or her Phantom Common Shares, including any payment made with respect to the Phantom Common Shares. In addition, all payments made to a Phantom Common Share Holder shall be net of an amount sufficient to satisfy any income, employment or other tax withholding requirements of any government or governmental unit having tax jurisdiction over the payment, and, in the discretion of the Board of Managers, the Phantom Common Share Holders may be responsible for the Company's portion of any income, employment or other tax withholding requirements of any government with respect to the payments made to the Phantom Common Share Holders. If the cash payment is insufficient to satisfy such withholding obligations, the Company may withhold from other payments owed to the Phantom Common Share Holder or require the Phantom Common Share Holder to pay such obligations.

3.3   Initial Capital Contributions. Each Member shall contribute such property and cash as set forth on the Schedule of Members as its initial Capital Contribution, and will hold the number of Shares as set forth on the Schedule of Members. The initial Members are contributing stock of Blokable, Inc. as their initial Capital Contributions.

3.4   Additional Capital Contributions. Additional Capital Contributions shall be made only with the approval of the Board of Managers.

3.5   Capital Accounts. The Company shall establish and maintain an individual Capital Account for each Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv). If a Member transfers all or a part of its Shares in accordance with this Agreement, such Member's Capital Account attributable to the transferred Shares shall carry over to the new owner of such Shares pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(l).

3.6   Schedules. The Board of Managers shall be authorized, without the prior consent of the Members, to update Exhibit A to this Agreement from time to time to reflect the admission to or removal from the Company of its Members.

3.7   Rights Regarding Capital Contributions.

(a)   No Member shall be entitled to interest on any Capital Contribution, and no Member shall have the right to withdraw or to demand the return of all or any part of its Capital Contribution, except as specifically provided in this Agreement.

(b)   Under circumstances requiring a return of any Capital Contribution, no Member shall have the right to receive property, other than cash, except as may be specifically provided herein.

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(c)   No Member shall have personal liability for the repayment of the Capital Contribution of any Member or any obligation to make loans or advances to the Company, including restoration of a deficit Capital Account as provided in Section 3.8.

3.8   Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that any Member's Capital Account has a deficit balance upon dissolution of the Company, such deficit shall not be an asset of the Company and such Member shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

3.9   Conversion Rights of Preferred Shares.

(a)   Right to Convert. Each Preferred Share shall be convertible, at the option of the holder thereof, at any time into such number of fully paid and nonassessable Common Shares as is determined by dividing (i) in the case of the Series Seed Preferred Shares, $4.5113 by the Series Seed Conversion Price, determined as hereafter provided, in effect on the date such Series Seed Preferred Share is surrendered for conversion and (ii) in the case of the Series A Preferred Shares, $4.52 by the Series A Conversion Price, determined as hereafter provided, in effect on the date such Series A Preferred Share is surrendered for conversion. The initial Series Seed Conversion Price shall be $4.5113 for each Series Seed Preferred Share. The initial Series A Conversion Price shall be $4.52 for each Series A Preferred Share.

(b)   Automatic Conversion. The Preferred Shares shall automatically convert to Common Shares at the then-applicable Conversion Price upon (a) the election of a Preferred Majority, or (b) the closing of a Qualified IPO.

(c)   Mechanics of Conversion. Before a Preferred Member shall be entitled to convert its Preferred Shares into Common Shares, it shall give written notice to the Company at its principal corporate office, of the election to convert the same and shall state therein the number of Preferred Shares it elects to convert. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of delivery of such notice (unless another effective date is specified), and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of such date. The Board of Managers shall be authorized, without the prior consent of the Members, to update Exhibit A to this Agreement from time to time to reflect any conversion of Preferred Shares. The number of authorized Common Shares shall automatically and with no further action required be increased by the number of Common Shares into which any Preferred Shares actually convert. No fractional Shares shall be issued upon the conversion of any Preferred Shares, and the number of Common Shares to be issued shall be rounded to the nearest whole Share.

(d)   Adjustment to Conversion Price. The Conversion Price of the Preferred Shares shall be adjusted as set forth on Exhibit C.

3.10   "Market Stand-Off" Agreement. Each Member hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of any Shares or any

14

other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2241, or any successor provisions or amendments thereto), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2241 or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Shares (whether such shares or any such securities are then owned by the Member or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or other securities, in cash, or otherwise. The foregoing provisions of this Section 3.10 shall apply only to the initial public offering, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Member or the immediate family of the Member, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Members only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Shares (after giving effect to conversion into Common Shares of all outstanding Preferred Shares). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 3.10 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Member further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 3.10 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

3.11   Information Rights. The Company shall deliver to each Major Holder, provided that the Board of Managers, including a majority of the Series A Managers, has not reasonably determined that such Major Holder is a competitor of the Company:

(a)   as soon as practicable, but in any event within one hundred eighty (180) days after the end of each Fiscal Year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of Members' equity as of the end of such year, all prepared in accordance with GAAP;

(b)   as soon as practicable, but in any event within forty five (45) days after the end of each of the first three (3) quarters of each Fiscal Year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c)   as soon as practicable, but in any event within thirty (30) days of the end of each month, an unaudited income statement and statement of cash flows for such month, and an unaudited balance sheet as of the end of such month, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(d)   as soon as practicable, but in any event thirty (30) days before the end of each Fiscal Year, a budget and business plan for the next Fiscal Year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and

(e)   such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Holder may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 3.11 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 3.11 to the contrary, the Company may cease providing the information set forth in this Section 3.11 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the Securities and Exchange Commission rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.11 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.12   Inspection. The Company shall permit each Major Holder (provided that the Board of Managers, including a majority of the Series A Managers, has not reasonably determined that such Major Holder is a competitor of the Company), at such Major Holder's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Holder; provided, however, that the Company shall not be obligated pursuant to this Section 3.12 to provide access to any information

4140-0439-6584.5

that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

       3.13   <u>Preemptive Rights</u>.

       (a)   Subject to the terms and conditions of this Section 3.13 and applicable securities laws, if the Company proposes to offer or sell any Additional Shares, the Company shall first offer such Additional Shares to each Major Holder. A Major Holder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among itself and its Affiliates.

       (b)   The Company shall give notice (the "<u>Offer Notice</u>") to each Major Holder, stating (i) its bona fide intention to offer such Additional Shares, (ii) the number of such Additional Shares to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such Additional Shares.

       (c)   By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Holder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such Additional Shares which equals the proportion that the Common Shares then held by such Major Holder (including all Common Shares then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Shares and any other Options or Convertible Securities then held by such Major Holder) bears to the total Common Shares of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Shares and any other Options or Convertible Securities then outstanding). At the expiration of such twenty (20) day period, the Company shall promptly notify each Major Holder that elects to purchase or acquire all the Additional Shares available to it (each, a "<u>Fully Exercising Holder</u>") of any other Major Holder's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Holder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of Additional Shares specified above, up to that portion of the Additional Shares for which Major Holders were entitled to subscribe but that were not subscribed for by the Major Holders which is equal to the proportion that the Common Shares issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Shares and any other Options or Convertible Securities then held, by such Fully Exercising Holder bears to the Common Shares issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Shares and any other Options or Convertible Securities then held, by all Fully Exercising Holders who wish to purchase such unsubscribed Additional Shares. The closing of any sale pursuant to this Section 3.13(c) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of Additional Shares pursuant to Section 3.13(d).

       (d)   If all Additional Shares referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 3.13(c), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 3.13(c), offer and sell the remaining unsubscribed portion of such Additional Shares to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the Additional Shares within such period, or if such agreement is not consummated within forty-five (45) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Additional Shares shall not be offered unless first reoffered to the Major Holders in accordance with this Section 3.13.

(e)   Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 3.13, the Company may elect to give notice to the Major Holders within thirty (30) days after the issuance of Additional Shares. Such notice shall describe the type, price, and terms of the Additional Shares. Each Major Holder shall have twenty (20) days from the date notice is given to elect to purchase up to the number of Additional Shares that would, if purchased by such Major Holder, maintain such Major Holder's percentage-ownership position, calculated as set forth in Section 3.13(c) before giving effect to the issuance of such Additional Shares.

(f)   The covenants set forth in Section 3.13 shall terminate and be of no further force or effect (i) immediately before the consummation of the Company's first underwritten public offering of its securities under the Securities Act, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, or (iii) upon the closing of a Liquidation Transaction, whichever event occurs first.

3.14   Drag-Along Provision.

(a)   Definition. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Members of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Share Sale"); or (b) a transaction that qualifies as a Liquidation Transaction.

(b)   Drag-Along Rights. In the event that (i) the Preferred Majority (the "Selling Investors"); (ii) the Board of Managers; and (iii) the holders of a majority of the then outstanding Common Shares (other than those issued or issuable upon conversion of the shares of Preferred Shares) held by the Key Holders who are then providing services to the Company as officers, employees or consultants, voting as a separate class (collectively, (i)-(iii) are the "Electing Members") approve a Sale of the Company in writing, specifying that this Section 3.14 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.14(c) below, each Member and the Company hereby agree:

(i)   if such transaction requires Member approval, with respect to all Shares that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement of this Agreement required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

(ii)   if such transaction is a Share Sale, to sell the same proportion of shares of securities of the Company beneficially held by such Member as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.14(c) below, on the same terms and conditions as the other Members of the Company;

(iii)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3.14, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(iv)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(v)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or the consummation of the transactions contemplated thereby;

(vi)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3.14 includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Board of Managers) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(vii)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a Member representative (the "Member Representative") with respect to matters affecting the Members under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Member Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Member's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Member Representative in connection with such Member Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Members, and (y) not to assert any claim or commence any suit against the Member Representative or any other Member with respect to any action or inaction taken or failed to be taken by the Member Representative, within the scope of the Member Representative's authority, in connection with its service as the Member Representative, absent fraud, bad faith, or willful misconduct.

(c)   Conditions. Notwithstanding anything to the contrary set forth herein, a Member will not be required to comply with Section 3.14(b) above in connection with any proposed Sale of the Company (the "Proposed Sale"), unless:

(i)   any representations and warranties to be made by such Member in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Member holds all right, title and interest in and to the Shares such Member purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Member in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable (subject to customary limitations) against the Member in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Member in connection with the transaction, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Member is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Member;

(ii)   the Member is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any holder of any of identical representations, warranties and covenants provided by all Members);

(iii)   liability shall be limited to such Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such Proposed Sale in accordance with the provisions of this Agreement) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Proposed Sale, except with respect to claims related to fraud by such Member, the liability for which need not be limited as to such Member;

(iv)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the securities of the Company will receive the same form of consideration for their shares of such class or series as is received by other Members in respect of their shares of such same class or series of securities, (ii) each holder of a series of Preferred Shares will receive the same amount of consideration per share of such series of Preferred Shares as is received by other Members in respect of their shares of such same series, (iii) each holder of Common Shares will receive the same amount of consideration per Common Share as is received by other Members in respect of their Common Shares, and (iv) unless waived pursuant to the terms of this Agreement and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Shares and Common Shares shall be distributed among the holders of Preferred Shares and Common Shares on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Shares and the holders of Common Shares are entitled in a Liquidation Transaction (assuming for this purpose that the Proposed Sale is a Liquidation Transaction) in accordance with Section 6.6 of this Agreement in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.14(c)(iv) if the consideration to be paid in exchange for the Shares pursuant to this Section 3.14(c)(iv) includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Shares, which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Board of Managers) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Shares;

(v)   subject to clause (iv) above, requiring the same form of consideration to be available to the holders of any single class or series of securities, if any holders of any securities of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such securities will be given the same option; provided, however, that nothing in this Section 3.14(c)(v) shall entitle any Member to receive any form of consideration that such Member would be ineligible to receive as a result of such Member's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's Members.

(d)   Irrevocable Proxy and Power of Attorney. If a Member fails or refuses to vote or sell such Member's Shares of the Company as required by, or votes such Shares in contravention of, this Section 3.14, then each such Member hereby grants to the Chief Executive Officer (or to any Co-CEO) or its designee an irrevocable proxy, coupled with an interest (in the form attached hereto as Exhibit D) as such Member's attorney-in-fact, (the "Attorney-in-Fact"), to vote and sell such Shares in accordance with this Section 3.14, and to sell such Shares in accordance with the terms of this Section 3.14. In the event the Attorney-in-Fact is unable or unwilling to act as attorney in fact as set forth in Section 3.14, the Members holding a Threshold Interest shall be entitled to appoint a new attorney in fact. If such Shares are not surrendered within five (5) days following the delivery of a request for such action, such Shares shall, without any further action by or on behalf of any party, be deemed to have been effectively transferred, and all monies payable to such Member shall be held in escrow by the Company until paid to such Member following written request therefor by such Member.

(e)   Restrictions on Sales of Control of the Company. No Member shall be a party to any Share Sale unless (a) all holders of Preferred Shares are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in this Agreement in effect immediately prior to the

Share Sale (as if such transaction(s) were a Liquidation Transaction), unless the holders of a Preferred Majority elect to allocate the consideration differently by written notice given to the Company prior to the effective date of any such transaction or series of related transactions.

3.15   Registration Rights. The Company hereby grants to each Preferred Member the registration rights described on Exhibit E hereto (which Exhibit is hereby incorporated by reference in its entirety).

ARTICLE IV
MEMBERS

4.1   Procedures for Admission. To effect the admission of a Member (including any Additional Member) to the Company, the Board of Managers shall require the Person to be so admitted to the Company to execute and deliver a counterpart signature page to this Agreement specifying the date of admission, such Person's name and address, such Person's Capital Contribution (if any) and the number and series of Shares acquired thereby. The Board of Managers shall attach such counterpart signature page as a signature page to this Agreement.

4.2   Limited Liability. Except as required by law, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

4.3   Withdrawals or Resignations. No Member shall have the right or power to voluntarily withdraw or resign as a Member from the Company.

4.4   No Fiduciary Standard.   No Member (other than in its capacity as a Manager or officer of the Company, as set forth in Section 5.5) shall have any fiduciary duties to the Company or any other Member or group of Members, other than to the extent required by the Act as in effect on the date of this Agreement. No amendment to the Act or judicial decision under the Act will have the effect of expanding the fiduciary duties of a Member.

4.5   Transactions with the Company.   With the prior approval of the Board of Managers, a Member may lend money to, lease property from, contract to provide services to, and transact other business with the Company. Subject to applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

4.6   Remuneration to Members. No Member, acting in such capacity, is entitled to remuneration for acting in the Company business.

4.7   Members are not Agents. Pursuant to Section 5.1 and the Certificate of Formation, the management of the Company is vested in the Board of Managers. The Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Certificate of Formation and except as expressly required by the Act. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Board of Managers, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

4.8   Voting Rights. Except as expressly provided in this Agreement or the Certificate of Formation, Members shall have no voting, approval or consent rights. All Shares shall be voting, other than Shares issued under the Plan that are unvested or subject to a repurchase option in favor of the Company. Except as provided in this Agreement, the Common Shares and Preferred Shares shall vote together on an as-converted basis and not as separate classes. For purposes of determining the voting interest of a Member, a Member's voting power shall be based upon the number of Shares held on an as-converted basis.

4.9   Certificate of Shares. The Company will not issue certificates for Shares issued.

4.10   Meetings of and Voting by Members.

(a)   A meeting of the Members may be called at any time by Members holding a Threshold Interest or by the Board of Managers. Meetings of the Members shall be held upon four (4) days' notice by first-class mail or 48 hours' notice given personally or by telephone, telegraph, facsimile, telex, e-mail, or other similar means of communication. Any such notice shall be addressed or delivered to each Member entitled to vote at such Member's address as it is shown upon the records of the Company. Notice by mail shall be deemed to have been given at the time a written notice is deposited in the United States mails, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission, or actually transmitted by the person giving the notice by electronic means, to the recipient. Oral notice shall be deemed to have been given at the time it is communicated, in person or by telephone or wireless, to the recipient or to a person at the office of the recipient who the person giving the notice has reason to believe will promptly communicate it to the receiver. Except to the extent that this Agreement expressly requires the approval of a different group of Members, every act or decision done or made by the Members holding a Threshold Interest shall be the act of the Members.

(b)   Members may participate in a meeting through use of conference telephone, electronic video screen communication, or other communications equipment, so long as all members participating in such meeting can hear one another.

(c)   Any action required or permitted to be taken by the Members may be taken without a meeting, if a consent in writing, setting forth the action so taken, is signed by the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Shares entitled to vote thereon were present and voted. Such action by written consent shall have the same force and effect as an approval of the Members.

(d)   The provisions of this Section 4.10 govern meetings of the Members if the Members elect, in their discretion, to hold meetings. However, nothing in this Section 4.10 or in this Agreement is intended to require that meetings of the Members be held, it being the intent of the Members that meetings of the Members are not required.

ARTICLE V
MANAGEMENT AND CONTROL OF THE COMPANY

5.1   Management of the Company by Board of Managers. Subject to the provisions of Section 5.4 of this Agreement, the business, property and affairs of the Company shall be managed

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by, and all powers of the Company shall be exercised by or under the direction of, the Board of Managers.

5.2   Meetings of Board of Managers. Meetings of the Board of Managers may be called by any Manager, Chief Executive Officer or the Secretary. All meetings shall be held upon at least two (2) business days' notice delivered personally or by telephone, e-mail or facsimile. A notice need not specify the purpose of any meeting. Notice of a meeting need not be given to any Manager who signs a waiver of notice or a consent to holding the meeting (which waiver or consent need not specify the purpose of the meeting) or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior to its commencement, the lack of notice to such Manager. All such waivers, consents and approvals shall be filed with the Company records or made a part of the minutes of the meeting. A majority of the Managers present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment shall be given prior to the time of the adjourned meeting to the Managers who are not present at the time of the adjournment. Meetings of the Board of Managers may be held at any place within or without the State of Delaware which has been designated in the notice of the meeting or at such place as may be approved by the Board of Managers. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting. A majority of the authorized number of Managers constitutes a quorum of the Board of Managers for the transaction of business. Except to the extent that this Agreement expressly requires the approval of all Managers, every act or decision done or made by a majority of the Managers present at a meeting duly held at which a quorum is present is the act of the Board of Managers. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Managers, if any action taken is approved by at least a majority of the required quorum for such meeting.

Any action required or permitted to be taken by the Board of Managers may be taken by the Board of Managers without a meeting, if all of the Managers individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect if taken at meeting of the Board of Managers.

The provisions of this Section 5.2 govern meetings of the Board of Managers if the Managers elect, in their discretion, to hold meetings. However, nothing in this Section 5.2 or in this Agreement is intended to require that meetings of Board of Managers be held, it being the intent of the Members that meetings of Managers are not required.

5.3   Election of Managers.

(a)   Number, Term and Qualifications. The number of Managers on the Board of Managers of the Company shall be five (5) and, subject to the remainder of this Section 5.3, shall include (i) two (2) representatives of the holders of a majority of the Common Shares, (A) one of whom shall be designated by Aaron Holm ("Holm"), for so long as (1) Holm and his Affiliates collectively hold at least 50% of the Shares held by Holm and his Affiliates as of the date of this Agreement (subject to appropriate adjustment in the event of any Share split, Share distribution, combination or similar transaction) and (2) Holm is then providing services to the

Company as an officer, employee or consultant, who shall initially be Holm, and (B) the other of whom shall be designated by Nelson Del Rio ("Del Rio"), for so long as (1) Del Rio, his Affiliates (which shall include, without limitation, The Del Rio Irrevocable Trust I and/or Del Rio Holdings LLC (the "Del Rio Trusts"), and any nonprofit organization to which Del Rio transfers Common Shares issued to him by the Company on or before the date of this Agreement (subject to appropriate adjustment in the event of any Share split, Share distribution, combination or similar transaction), collectively hold at least 50% of the Shares held by Del Rio and his Affiliates (which shall include, without limitation, the Del Rio Trusts) as of the date of this Agreement and (2) Del Rio is then providing services to the Company as an officer, employee or consultant, who shall initially be Nelson Del Rio, (ii) two (2) representatives of the holders of a majority of the Series A Preferred Shares, (A) one of whom shall be designated by VCVC IV LLC (together with its Affiliates, "Vulcan"), for so long as Vulcan continues to own beneficially at least 243,363 Common Shares (including Common Shares issued or issuable upon conversion of the Preferred Shares), subject to appropriate adjustment for any Share split, Share distribution, combination or similar transaction, which individual shall initially be Yongbai Choi, and (B) the other of whom shall be designated from time to time by the holders of a majority of the then-outstanding Series A Preferred Shares, voting together as a separate class, for so long as at least 1,000,000 Series A Preferred Shares remain outstanding, subject to appropriate adjustment for Share split, Share distribution, combination or similar transaction, which individual shall initially be Mitchell Kapor (together, the "Series A Managers") and (iii) one (1) individual designated by The LAUNCH Fund I, L.P. or its Affiliates (collectively, "LAUNCH") for so long as LAUNCH holds Shares that represent at least ten percent (10%) of the Company's outstanding, fully diluted capitalization (on an as-converted, as-exercised basis), which individual shall initially be Jason Calacanis. Except as otherwise provided herein, any party may change its representative, or appoint an alternate representative to attend meetings of the Managers and vote on its behalf when its primary representative is unavailable, at any time upon written notice to the Company. Each Manager shall serve until the earlier of (i) the election of such Manager's successor, (ii) the removal of such Manager in accordance with this Agreement, (iii) such Manager's resignation or (iv) such Manager's death. A Manager may, but need not be, a Member. To the extent that any of the conditions to designation in clauses (i) – (iii) above shall not be satisfied, then the corresponding Manager shall be designated by: the holders of a majority of the Common Shares, in the case of clause (i); the holders of a majority of the Series A Preferred Shares, in the case of clause (ii); and by the holders of a majority of all Shares voting as a single class on an as-converted basis, in the cause of clause (iii).

(b)   Resignation. Any Manager may resign at any time by giving written notice to the Members and remaining Managers. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective.

(c)   Removal. Any Manager may be removed at any time, with or without cause, by the affirmative vote or written consent of the Member(s) entitled to elect such Manager pursuant to Section 5.3(a) above.

(d)   Vacancies. Subject to 5.3(a) above, any vacancy occurring for any reason on the Board of Managers may be filled by the affirmative vote or written consent of the Member(s) entitled to elect such Manager pursuant to Section 5.3(a) above.

5.4　Powers of Managers and Chief Executive Officer.

(a)　Powers of the Chief Executive Officer.　Subject to the provisions of Section 5.4(c), and except as may be otherwise expressly stated in this Agreement, the Chief Executive Officer (which shall mean one or more chief executive officers of the Company as appointed by the Board of Managers, initially Aaron Holm and Nelson Del Rio) is hereby granted, under the supervision of the Board of Managers, the right, power and authority to manage the day-to-day operations of the Company and to do on behalf of the Company all things determined by the Chief Executive Officer to be necessary or desirable to carry out his duties and responsibilities, including (without limitation) the right, power and authority from time to time to do the following:

(i)　To borrow money in the name and on behalf of the Company, and to secure any such loans by a mortgage, pledge or other encumbrance upon any assets of the Company;

(ii)　To cause to be paid all amounts due and payable by the Company to any person or entity;

(iii)　To employ such agents, employees, managers, accountants, attorneys, consultants and other persons necessary or appropriate to carry out the business and affairs of the Company, to delegate by express action any powers of the Chief Executive Officer enumerated herein, and to pay to such persons such fees, expenses, salaries, wages and other compensation as he shall in his sole discretion determine;

(iv)　To pay, extend, renew, modify, adjust, subject to arbitration, prosecute, defend or compromise, upon such terms as he may determine and upon such evidence as he may deem sufficient, any obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Company;

(v)　To pay any and all fees and to make any and all expenditures which he deems necessary or appropriate in connection with the organization of the Company, the management of the affairs of the Company and the carrying out of his obligations and responsibilities under this Agreement;

(vi)　To the extent that funds of the Company are, in the Chief Executive Officer's judgment, not immediately required for the conduct of the Company's business, temporarily to deposit the excess funds in such bank account or accounts, or invest such funds in such interest-bearing taxable or nontaxable investments, as the Chief Executive Officer shall deem appropriate;

(vii)　To acquire, prosecute, maintain, protect and defend or cause to be protected and defended all patents, patent rights, trade names, trademarks, copyrights and service marks, all applications with respect thereto and all proprietary information which may be held by the Company;

(viii) To enter into, execute, acknowledge and deliver any and all contracts, agreements or other instruments necessary or appropriate to carry on the business of the Company as set forth herein;

(ix) To cause to be paid any and all taxes, charges and assessments that may be levied, assessed or imposed upon any of the assets of the Company, unless the same are contested by the Company;

(x) Except to the extent otherwise provided herein, to make all elections and decisions of a tax and accounting nature required or permitted on behalf of the Company, tax elections and decisions of the "Partnership Representative" in accordance with Section 5.10; and

(xi) To acquire real and personal property in the name of the Company.

(b) <u>Powers of Managers</u>. Each Manager shall participate in the direction, management and control of the business of the Company to the best of such Manager's ability. The Managers shall in all cases act as a group and shall have no authority to act individually, unless such authority is expressly delegated to one or more Managers or a committee thereof by the Board of Managers. Without limiting the generality of Section 5.1, but subject to Section 5.4(c), and to the express limitations set forth elsewhere in this Agreement, the Board of Managers shall have all necessary powers to manage and carry out the purposes, business, property, and affairs of the Company, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers described in the Act.

(c) <u>Limitations on Power of Managers and Chief Executive Officer – Preferred Majority</u>. Notwithstanding any other provisions of this Agreement, and so long as at least 1,000,000 of the Series A Preferred Shares (as adjusted for any Share split, Share distribution, combination or similar transaction) remain outstanding, neither the Board of Managers nor the Chief Executive Officer shall have any authority hereunder to cause the Company to engage in the following transactions (by amendment, merger, consolidation or otherwise) without first obtaining the affirmative vote or written consent of the Preferred Majority:

(i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Liquidation Transaction, or consent to any of the foregoing;

(ii) amend, alter or repeal any provision of this Agreement;

(iii) create, or authorize the creation of, or issue or obligate itself to issue Shares of, any additional class or series of securities unless the same ranks junior to the Preferred Shares with respect to Distributions upon a Liquidation Transaction, or create, or authorize the creation of, or issue or obligate itself to issue any security convertible into or exercisable for any such new class or series of securities;

(iv) increase or decrease the authorized number of Preferred Shares (or any series thereof) or Common Shares;

(v)   alter or change the powers, rights, preferences, privileges or restrictions of the Series Seed Preferred Shares or Series A Preferred Shares;

(vi)   purchase or redeem (or permit any subsidiary to purchase or redeem) or make any Distribution on, any Shares other than (i) redemptions of or Distributions on the Preferred Shares as expressly authorized herein, (ii) Distributions payable on the Common Shares solely in the form of additional Common Shares and (iii) repurchases of Shares from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Managers, including a majority of the Series A Managers;

(vii)   create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $3,000,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has been approved by the Board of Managers, including the approval of a majority of the Series A Managers;

(viii)   create, or hold securities in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of securities, or sell, transfer or otherwise dispose of any securities of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary, unless such action has been approved by the Board of Managers, including the approval of a majority of the Series A Managers;

(ix)   increase the number of Shares reserved for issuance under the Plan or arrangements for the benefit of service providers, unless such increase has been approved by the Board of Managers, including the approval of a majority of the Series A Managers;

(x)   consummate any acquisition of any other entity or all or substantially all of the assets of another entity (whether effected directly or indirectly by merger, consolidation, reorganization, asset acquisition or transfer, share exchange, swap or issuance, purchase tender offer, license or similar transaction or series of transactions) having a purchase price in excess of $2,000,000, unless such transaction has been approved by the Board of Managers, including the approval of a majority of the Series A Managers;

(xi)   increase or decrease the authorized number of managers constituting the Board of Managers;

(xii)   make any Tax election or take any action under Section 5.10 that materially and disproportionately disadvantages any Preferred Member without such Preferred Member's consent (such consent not to be unreasonably withheld, delayed, or conditioned).

(d)   Creation of Committees. The Board of Managers may create committees to assist the Board of Managers and the officers in the governance of areas of importance to the Company. Subject to the terms of this Agreement, such committees shall have such powers and perform such duties as may be prescribed by the resolutions creating such committees.

5.5   Performance of Duties; Liability of Managers and Officers; Fiduciary Standard. A Manager or officer of the Company shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by such Manager or officer of the Company. The Managers and the officers of the Company shall perform their managerial duties in good faith, in a manner they reasonably believe to be in the best interests of the Company and its Members, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Members agree that the fiduciary duties of a Manager to the Company and its Members shall be those of a director to a corporation and its stockholders under the DGCL and not those of a partner to a partnership and its partners. Any Manager or officer of the Company who performs the duties of Manager or officer of the Company, as the case may be, in compliance with this Section 5.5 shall not have any liability by reason of being or having been a Manager or officer of the Company.

5.6   Devotion of Time. Managers are not obligated to devote all of their time or business efforts to the affairs of the Company. The Managers shall devote whatever time, effort, and skill as they deem appropriate for the operation of the Company.

5.7   Transactions between the Company and the Managers and Officers. Notwithstanding that it may constitute a conflict of interest, the Managers and the officers of the Company may, and may cause their Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as (i) such transaction is not expressly prohibited by this Agreement and the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length and (ii) such transaction has been approved by the Board of Managers, including a majority of the Managers (if any) that do not have a financial interest in such transaction.

5.8   Limited Liability. No entity or person who is a Manager or officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager or officer of the Company.

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5.9   Officers.

(a)   Officers. The officers of the Company shall be appointed by the Board of Managers and shall consist of a Chief Executive Officer, Chief Financial Officer and a Secretary. The Board of Managers may also appoint a Treasurer, one or more Vice Presidents or Assistant Secretaries. Any number of offices may be held by the same person. The Board of Managers may appoint such other officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Managers. The salaries of all officers and agents of the Company shall be fixed by or in the manner prescribed by the Board of Managers. The officers of the Company shall hold office until their successors are chosen and qualified. Any officer elected or appointed by the Board of Managers may be removed at any time, with or without cause, by the Board of Managers. Any vacancy occurring in any office of the Company shall be filled by the Board of Managers.

(b)   Chief Executive Officer. The Chief Executive Officer of the Company shall, subject to the control of the Board of Managers, have general supervision, direction and control of the day-to-day business and affairs of the Company. The Chief Executive Officer shall preside at all meetings of the Members, unless the Board of Managers shall have appointed another person to so preside and such person is present. The Chief Executive Officer shall perform other duties commonly incident to a chief executive officer of a Delaware corporation and shall also perform such other duties and have such other powers as set forth in Section 5.4(a) or otherwise as the Board of Managers shall designate from time to time. The initial Chief Executive Officers of the Company shall be Aaron Holm and Nelson Del Rio.

(c)   Chief Financial Officer or Treasurer. The Chief Financial Officer or Treasurer shall be responsible for ensuring that appropriate custodial arrangements are maintained with respect to the corporate funds and securities of the Company. The Chief Financial Officer or Treasurer shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all monies and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board of Managers. The Chief Financial Officer or Treasurer shall disburse the funds of the Company as may be ordered by the Board of Managers, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and to the Board of Managers, at its regular meetings or when the Board of Managers so requires, an account of all of the Chief Financial Officer's and Treasurer's transactions and of the financial condition of the Company. The Chief Financial or Treasurer shall perform other duties commonly incident to the office of Chief Financial Officer or Treasurer in a Delaware corporation and shall also perform such other duties and have such other powers as the Board of Managers or Chief Executive Officer shall designate from time to time. The initial Chief Financial Officer of the Company shall be Aaron Holm.

(d)   Secretary and Assistant Secretary. The Secretary shall be responsible for filing legal documents and maintaining records for the Company. The Secretary shall attend all meetings of the Board of Managers and all meetings of the Members, if any, and record all the proceedings of the meetings of the Company and of the Board of Managers in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the Members, if any, and special meetings of the Board of Managers, and shall perform such other duties as may be prescribed by the Board of Managers or the Chief Executive Officer, under whose supervision the Secretary shall serve. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Managers (or if there be no such determination, then in order of their election), shall, in the absence of the Secretary or in the event of the Secretary's inability to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Managers may from time to time prescribe. The initial Secretary of the Company shall be Aaron Holm.

(e)   Vice Presidents. In the absence of the Chief Executive Officer or in the event of the Chief Executive Officer's inability to act, the Vice President, if any (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Managers, or in the absence of any designation, then in the order of their election), shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. The Vice Presidents, if any, shall perform such other duties commonly incident to a vice president of a Delaware corporation and shall perform such other duties and have such other powers as the Board of Managers may from time to time prescribe.

(f)   Officers as Agents. The officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board of Managers not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers taken in accordance with such powers shall bind the Company.

5.10   Partnership Representative. Until the Board of Managers designates otherwise, Aaron Holm shall be the Partnership Representative of the Company as provided in the Treasury Regulations pursuant to Code Section 6231(a)(7), and shall be indemnified and reimbursed for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with its serving in that capacity. Notwithstanding the preceding sentence, the Partnership Representative shall not be entitled to indemnification for such costs and expenses if such party has not acted in good faith. The Partnership Representative shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith. The Partnership Representative shall not cause or permit the Company to take any action or make any decision that would have a material adverse tax effect on the Company or any Member without the unanimous consent of the Board of Managers. The Partnership Representative shall act in a manner that does not disproportionately disadvantage any particular Preferred Member, relative to all other Members. The Company shall not elect to be treated as an association taxable as a corporation for U.S. federal, state or local income tax purposes under Treasury Regulations Section 301.7701-3(a) or under any corresponding provision of state or local law without the unanimous consent of the Board of Managers.

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ARTICLE VI
ALLOCATIONS OF PROFITS AND LOSSES AND DISTRIBUTIONS

6.1   Allocations of Profits and Losses. Except as otherwise provided in Section 6.2, Profits and Losses (and items thereof) of the Company shall be allocated to the Members so as to, as nearly as possible, increase or decrease, as the case may be, each Member's Capital Account to the extent necessary such that each Member's Capital Account is equal to the amount that such Member would receive if the Company were dissolved, its assets sold for their Book Value, its liabilities satisfied in accordance with their terms and all remaining amounts were distributed to the Members in accordance with Section 6.6(a) of this Agreement immediately after making such allocation (and for purposes of determining the amount distributed to the Members in accordance with Section 6.6(a)(i), only taking into account the distributions actually made or anticipated to be made to the Members pursuant to Section 6.6(a)(i) by the Board of Managers). The intent of the foregoing allocation is to comply with Treasury Regulations Section 1.704-1(b) and ensure that the Members receive allocations of Profits and Losses pursuant to this Section 6.1 in accordance with their relative interests in the Company, with the interest of each Member in the Company determined by reference to such Member's relative rights to receive distributions from the Company pursuant to Section 6.6(a). If the Capital Accounts of the Members are in such ratios or balances that distributions in the manner set forth in Section 6.6(a) (and for purposes of determining the amount distributed to the Members in accordance with Section 6.6(a)(i), only taking into account the distributions actually made or anticipated to be made to the Members pursuant to Section 6.6(a)(i) by the Board of Managers) would not be in accordance with the positive Capital Account balances of the Members, such failure shall not affect or alter the distributions to the Members set forth in Section 6.6(a) or Section 9.4(b). Instead, the Board of Managers will have the authority to make other allocations of Profits and Losses, or items of income, gain, loss or deduction, among the Members which will result to the extent possible in the Capital Accounts of each Member having a balance prior to such distributions equal to the amount of distributions to be received by such Member in accordance with the manner set forth in Section 6.6(a) (and for purposes of determining the amount distributed to the Members in accordance with Section 6.6(a)(i), only taking into account the distributions actually made or anticipated to be made to the Members pursuant to Section 6.6(a)(i) by the Board of Managers).

6.2   Special Allocations. Notwithstanding the allocations set forth in Section 6.1, (a) a Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) will be allocated items of "Book" income and gain in an amount and manner sufficient to eliminate such deficit balance as quickly as possible (this provision is intended to be a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3) and shall be interpreted and implemented as therein provided); and (b) if there is a net decrease in the Company's minimum gain for a fiscal year, each Member shall be allocated items of "Book" income and gain for such fiscal year (and, if necessary, for subsequent years) as required and in accordance with Section 1.704-2(f)(1) of the Treasury Regulations (this provision is intended to be a "minimum gain chargeback" under Section 1.704-2(f)(1) of the Treasury Regulations and shall be interpreted and implemented as therein provided). If the Company incurs "non-recourse" deductions", as defined in the Treasury Regulations, the Board of Managers may modify the allocations of Profits and Losses to the Members as deemed reasonably necessary or advisable by the Board of Managers to comply with the Treasury Regulations. Any special allocations of items of income and gain pursuant to this

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Section 6.2 shall be taken into account in computing subsequent allocations of income and gain pursuant to Section 6.1 so that the net amount of any item so allocated and the income, gain, and losses allocated to each Member pursuant to this Section 6.2 to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to Section 6.1 if such unexpected adjustments, allocations, or distributions had not occurred.

6.3   Transfer of Shares During Taxable Year. In the case of the transfer of a Member's Shares or the addition of an additional Member or interest at any time other than the end of a Fiscal Year, the distributive share of the various items of income, gain, loss, deduction, credit or allowance in respect of the Shares so transferred shall be allocated between the transferor and the transferee to take into account the varying interests of the Members during the taxable year in accordance with Code Section 706, using a convention permitted by law and selected by the Board of Managers.

6.4   Tax Allocations. If any property is reflected in the Capital Accounts of the Members and on the books of the Company at a Book Value that differs from the adjusted tax basis of such property, then the tax items with respect to such property shall (to the extent not governed by Section 704(c)), in accordance with the requirements of Treasury Regulations Section 1.704-1(b)(4)(i), be shared among the Members in a manner that takes account of the variation between the adjusted tax basis of the applicable property and its Book Value in the same manner as variations between the adjusted tax basis and fair market value of property contributed to the Company are taken into account in determining the share of tax items under Section 704(c). The Company shall use the traditional method, as described in Treasury Regulations Section 1.704-3(b) in a manner determined by the Board of Managers. Except as otherwise provided in this Agreement, all items of Company income, gain, loss or deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits and Losses, as the case may be, for the year.

6.5   Section 754 Election. The Company shall file an election under Section 754 of the Code to adjust the basis of property of the Company in the case of a transfer of an interest in the Company, and shall in good faith consider any written request to make such election by any Member.

6.6   Distributions by the Company.

(a)   Subject to applicable law, the Board of Managers may elect from time to time to make Distributions to the Members as follows:

(i)   Operating Cash Flow shall be distributed to the Members pro rata in proportion to the number of Shares held by each at the time of the distribution; provided, however, that amounts otherwise distributable to a Common Member pursuant to this Section 6.6(a)(i) with respect to its Common Shares shall not be distributed to such Common Member, but instead shall be distributed pursuant to this Section 6.6(a)(i) ratably to the other Members in existence immediately before the grant of such Common Shares, until such amount has equaled the Strike Price (if any) with respect to such Common Shares.

(ii)   All other Distributions, including without limitation Distributions of Liquidation Transaction Proceeds, shall be made to the Members in the following order and priority:

(1)   First, to the Series A Preferred Members pro rata in proportion to the Unpaid Preferred Liquidation Preference attributable to their Series A Preferred Shares until each such Series A Preferred Member has received aggregate Distributions with respect to its Series A Preferred Shares under this Section 6.6(a)(ii)(1) equal to the Unpaid Preferred Liquidation Preference with respect to its Series A Preferred Shares (no Series A Preferred Member shall receive distributions under this Section 6.6(a)(ii)(1) in excess of the Unpaid Preferred Liquidation Preference with respect to its Series A Preferred Shares);

(2)   Then, to the Series Seed Preferred Members pro rata in proportion to the Unpaid Preferred Liquidation Preference attributable to their Series Seed Preferred Shares until each such Series Seed Preferred Member has received aggregate Distributions with respect to its Series Seed Preferred Shares under this Section 6.6(a)(ii)(2) equal to the Unpaid Preferred Liquidation Preference with respect to its Series Seed Preferred Shares (no Series Seed Preferred Member shall receive distributions under this Section 6.6(a)(ii)(2) in excess of the Unpaid Preferred Liquidation Preference with respect to its Series Seed Preferred Shares); and

(3)   Thereafter, to the Preferred Members and Common Members pro rata in proportion to the number of Shares held by each at the time of the Distribution; provided, however, that the amounts otherwise distributable pursuant to this Section 6.6(a)(ii)(3) to a Preferred Member with respect to its Preferred Shares (or Common Shares that were received on conversion of its Preferred Shares) shall not be distributed to such Preferred Member to the extent of the aggregate amount of Distributions previously received by such Preferred Member pursuant to Section 6.6(a)(ii)(1) or Section 6.6(a)(ii)(2) with respect to such Preferred Shares (or Common Shares that were received on conversion of its Preferred Shares).

(b)   To the extent that Distributions to a Member pursuant to Section 6.6(a)(ii)(3) are attributable to unvested Shares as of the date of Distribution, then such amounts shall be treated as distributed to such Member and then immediately contributed back to the capital of the Company by such Member and retained by the Company until such time and to such extent as such unvested Interest becomes a vested Interest at which time such amounts will be distributed to the Member. In accordance with Revenue Procedure 2001-43, the Members will be treated as the owner of the Shares subject to vesting from the date of issuance during the period of time in which the Member holds the Shares, will be allocated Profits and Losses associated with the Shares during the period of time in which the Member holds the Shares and neither the Members nor the Company will take a deduction for the fair market value of the Shares when issued or upon vesting. Any earnings attributable to such amounts contributed back to the capital of the Company by such Member shall inure to the benefit of the Company.

(c)   Notwithstanding Section 6.6(a) or Section 9.4(b), in order to prevent taxable income to the Common Members on issuance of Common Shares pursuant to Section 3.2, amounts otherwise distributable to a Common Member pursuant to Section 6.6(a)(ii)(3) with respect to its Common Shares shall not be distributed to such Common Member, but instead shall be distributed pursuant to Section 6.6(a)(ii)(3) ratably to the other Members in existence immediately before the grant of such Common Shares, until such amount has equaled the Strike Price (if any) with respect to such Common Shares. It is the intent that any Strike Price with respect to the Common Shares will be set to assure that in the event that the Company is liquidated immediately following the issuance of such Common Shares, the Common Member will receive zero on liquidation with respect to such Common Shares. The Board of Managers shall make such calculations and distributions among the Members as it deems necessary to carry out the intent of this Section 6.6(b). Notwithstanding the foregoing, in the event that the Board of Managers sets the Strike Price at a lower amount (the difference between what the Strike Price should be and the lower actual amount of the Strike Price shall be referred to as the "Strike Price Difference"), in order to prevent taxable income to the Common Members on issuance of the Common Shares pursuant to Section 3.2, distributions to such Common Members with respect to such issued Common Shares shall not exceed such Common Member's positive Capital Account balance as of the date of distribution, estimated as necessary by the Board of Managers in good faith, taking into account the activities of the Company and allocations of Profits up to the date of the distribution and making allocations of Profits to such Common Members as if no such distribution limit existed; the effect of this provision is to cause a special allocation of Profits to be made pursuant to Section 6.1 to such Common Member with respect to such Common Shares (provided, however, that the special economic "fill-up" allocation shall only come from the appreciation of Company assets (including goodwill and going concern, and resulting from the adjustment of Capital Accounts pursuant to Section 6.7)) in an amount equal to the Strike Price Difference (e.g., in the event that the Strike Price is zero, provided that there is sufficient appreciation in the Company assets following the date of grant of such Common Shares, it is intended that such Common Member will receive distributions under Section 6.6(a)(ii)(3) in accordance with its number of Common Shares held). The Board of Managers shall make any determinations and calculations that are necessary pursuant to this Section 6.6(c).

(d)   The Phantom Common Shares represent "phantom" Common Shares that provide the economics of Common Shares without the actual issuance of Common Shares. Amounts distributable to the Members shall take into account the amounts payable to the Participants with respect to outstanding Phantom Common Shares, and the holders of the Phantom Common Shares shall be entitled to receive similar economics as actually issued Common Shares pursuant to the economic provisions of this Section 6.6 and Section 9.4. The Board of Managers shall make any determinations and calculations that are necessary with respect to distributions made pursuant to this Section 6.6 and Section 9.4, including payments made to holders of Phantom Common Shares

(e)   Notwithstanding the limitations set forth in Section 6.6(a) and Section 6.6(b), the Board of Managers shall, for each taxable year, cause the Company to distribute to each Member on a timely basis taking into consideration the due dates for estimated tax payments an amount equal to (i) the Company's income taxable to such Member for such taxable year or applicable period (to the extent that such Company taxable income exceeds the aggregate of Company taxable loss previously allocated to such Member that has not previously been offset by allocations of Company taxable income), multiplied by (ii) such Member's effective state and federal income and self-employment tax rate, as determined by the Board of Managers (taking into account the deductibility of state taxes against federal income in applicable taxable years); provided, however, that no such distribution shall be made to the extent that the Board of

35

Managers determines, in its sole discretion, that funds are not reasonably available for such distribution by virtue of applicable law, contractual obligation or current or future needs of the Company, and provided further that the Board of Managers may adjust the tax rate in clause (ii) above if it reasonably determines that a lower rate is sufficient in light of the character of the Company's income or is insufficient with respect to a Member in the case self-employment taxes are imposed on the Company's income that is taxable to such Member for such taxable year. Such distribution to each Member shall be made no later than the first day of the third month following the end of the taxable year of the Company with respect to which such distribution is made. Distributions made pursuant to this Section 6.6(e) shall be applied against (and reduce on a dollar-for-dollar basis) amounts otherwise distributable to the Members pursuant to Section 6.6(a)(i) or Section 6.6(a)(ii)(3) (depending upon which such Section caused the income, as determined by the Board of Managers) and distributions previously made to the Members with respect to a particular year pursuant to Section 6.6(a) shall be applied against amounts otherwise distributable to the Members pursuant to this Section 6.6(e) with respect to such year. For the avoidance of doubt, tax distributions made pursuant to this Section 6.6(e) shall not be treated as a distribution pursuant to Section 6.6(a)(ii)(1) or Section 6.6(a)(ii)(2) and consequently shall not reduce the amount of the applicable Unpaid Preferred Liquidation Preference with respect to the Preferred Shares.

(f)   Upon a Liquidation Transaction, the distributions of Liquidation Transaction Proceeds made pursuant to Section 6.6(a)(ii) shall be determined and made treating the outstanding Phantom Common Shares as outstanding Common Shares and paid taking into account the Value of the Vested Phantom Common Shares. The Board of Managers shall make any determinations and calculations that are necessary pursuant to Section 6.6 and such determinations and calculations shall be final and binding on the Members and the Phantom Common Share Holders. For the avoidance of doubt, any person receiving Phantom Common Shares shall have no rights as a Member by virtue of a grant of Phantom Common Shares.

(g)   To the extent that the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company shall withhold such amounts from any Distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a Distribution to the Member on behalf of whom the withholding or payment was made. All such Distributions shall be made only to the Persons who, according to the books and records of the Company, are the holders of record of the Shares in respect of which such Distributions are made on the actual date of Distribution. Neither the Company nor any Manager shall incur any liability for making Distributions in accordance with this Section 6.6.

(h)   To the extent determined by the Board of Managers, a Member may be entitled to receive a guaranteed payment within the meaning of Section 707(c) of the Code for the performance of services to the Company by the Member for being a Manager, officer or otherwise. Guaranteed payments made to a Member shall not be treated as a Distribution to the Member under Section 6.6 or under Section 9.4.

(i)   In the event of a Liquidation Transaction, if any portion of the consideration payable to the Members is payable only upon satisfaction of contingencies (the "Additional Consideration"), the definitive agreement for such Liquidation Transaction shall provide that (A)

36

the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be distributed among the Members as if the Initial Consideration were the only consideration payable in connection with such Liquidation Transaction; and (B) any Additional Consideration which becomes payable to the Members upon satisfaction of such contingencies shall be distributed among the Members in accordance with Section 6.6(a)(ii) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 6.6(i), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Liquidation Transaction shall be deemed to be Additional Consideration.

(j)   Distributions made pursuant to a liquidation or dissolution of the Company shall be made pursuant to Section 9.4 and no Member's entitlement to such a Distribution shall be abrogated or diminished in the event part of the consideration received by the Company in connection with a Liquidation Event is subject to escrow.

6.7   Book-Up of Company Assets. The Book Value of all Company assets will be adjusted to equal their respective gross fair market values, as determined in good faith by the majority of the Board of Managers, as of the following times: (i) the issuance of one or more "profits interests" or the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution or the issuance of Common Shares pursuant to Section 3.2; (ii) the distribution by the Company to a Member of more than a de minimis amount of money or Company property as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g), and (iv) at all other times provided for in Treasury Regulations Section 1.704-1(b)(2)(ii)(g)-(f) to the extent the Board of Managers determine that such adjustment is necessary or appropriate. The book-up shall be made in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

ARTICLE VII
TRANSFER AND ASSIGNMENT OF INTERESTS

7.1   Transfer and Assignment of Interests. Except as expressly provided in this Agreement or any other written agreement to which the Company is a party, a Member shall not transfer any part of the Member's Interest in the Company, whether now owned or later acquired, unless the Board of Managers approves the transfer. No Member may encumber or permit or suffer any encumbrance of all or any part of the Member's Interest in the Company unless such encumbrance has been approved in writing by the Board of Managers. Such approval may be granted or withheld in the Board of Managers' discretion. Any transfer or encumbrance of an Interest without such approval shall be void. Notwithstanding any other provision of this Agreement to the contrary: (a) a Member who is a natural person may transfer all or any portion of his or her Interest to any revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse, and the Member's immediate family; provided that the Member retains a beneficial interest in the trust and all of the voting Interest included in such Interest; and (b) a Member who is not a natural person may transfer all or any portion of its Interest to its Affiliate. A transfer of a Member's beneficial interest in such trust, or failure to retain such voting Interest, shall be deemed a transfer of an Interest. In the event that any part of the Member's Interest in the Company is transferred incident to a divorce or by operation of

4140-0439-6584.5

law, the transferee of the Interest who is not approved by the Board of Managers shall only obtain rights in the Company with respect to Distributions, Profits and Losses attributable to the transferred Shares but shall have no rights as a Member under this Agreement or the Act, including no rights to vote or otherwise participate in the management of the Company. Notwithstanding the foregoing, the Shares of the transferee shall be subject to the restrictions contained in this Agreement applicable to Shares held by a Member.

7.2   Further Restrictions on Transfer of Interests. In addition to other restrictions found in this Agreement, no Member shall transfer, assign, convey, sell, encumber or in any way alienate all or any part of its Shares: (A) without compliance with all federal and state securities laws, or (B) if such transfer would cause the number of holders of the Company's securities to exceed 100 or such other number as may be permitted for purposes of determining that the Company is exempt from Securities Exchange Act of 1934, as amended or the Investment Company Act of 1940, as amended, or for purposes of determining whether the Company is a "publicly traded partnership" within the meaning of Section 7704 of the Code.

7.3   Rights of First Refusal

(a)   Grant. Subject to Section 7.1, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Shares that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)   Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Major Holder not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 7.3, the Company must deliver a Company Notice to the selling Key Holder and the Investors within fifteen (15) days after delivery of the Proposed Transfer Notice specifying the number of Transfer Shares to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 7.3(a) and this Section 7.3(b).

(c)   Grant of Secondary Refusal Right to the Major Holders. Subject to the terms of Section 7.6 below, each Key Holder hereby unconditionally and irrevocably grants to the Major Holders a Secondary Refusal Right to purchase all or any portion of the Transfer Shares not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 7.3(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Shares subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Major Holder to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to

4140-0439-6584.5

the Company. To exercise its Secondary Refusal Right, a Major Holder must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)   Undersubscription of Transfer Shares. If options to purchase have been exercised by the Company and the Major Holders pursuant to Sections 7.3(b) and (c) with respect to some but not all of the Transfer Shares by the end of the ten (10) day period specified in the last sentence of Sections 7.3(c) (the "Major Holder Notice Period"), then the Company shall, within five (5) days after the expiration of the Major Holder Notice Period, send written notice (the "Company Undersubscription Notice") to those Major Holders who fully exercised their Secondary Refusal Right within the Major Holder Notice Period (the "Exercising Major Holders"). Each Exercising Major Holder shall, subject to the provisions of this Sections 7.3(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed Transfer Shares on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Major Holder must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Major Holder Notice Period. In the event there are two (2) or more such Exercising Major Holders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Sections 7.3(d) shall be allocated to such Exercising Major Holders pro rata based on the number of shares of Transfer Shares such Exercising Major Holders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any Transfer Shares that any such Exercising Major Holder has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Major Holders, the Company shall immediately notify all of the Exercising Major Holders and the selling Key Holder of that fact.

(e)   Forfeiture of Rights. Notwithstanding the foregoing, if the total number of Transfer Shares that the Company and the Major Holders have agreed to purchase in the Company Notice, Major Holder Notices and Undersubscription Notices is less than the total number of Transfer Shares, then the Company and the Major Holders shall be deemed to have forfeited any right to purchase such Transfer Shares, and the selling Key Holder shall be free to sell all, but not less than all, of the Transfer Shares to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including, without limitation, the terms and restrictions set forth in Section 7.4; (ii) any future Proposed Key Holder Transfer shall remain subject to the terms and conditions of this Agreement, including this Article VII; and (iii) such sale shall be consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such forty-five (45) day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Shares is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Managers and as set forth in the Company Notice. If the Company or any Major Holder cannot for any reason pay for the

Transfer Shares in the same form of non-cash consideration, the Company or such Major Holder may pay the cash value equivalent thereof, as determined in good faith by the Board of Managers and as set forth in the Company Notice. The closing of the purchase of Transfer Shares by the Company and the Major Investors shall take place, and all payments from the Company and the Major Holders shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

7.4   <u>Co-Sale Rights</u>.

(a)   <u>Exercise of Right</u>. If any Transfer Shares subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 7.3 above and thereafter is to be sold to a Prospective Transferee, each respective Major Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 7.4(b) below and, subject to Section 7.4(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Major Holder who desires to exercise its Right of Co-Sale (each, a "<u>Participating Major Holder</u>") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Major Holder shall be deemed to have effectively exercised the Right of Co-Sale.

(b)   <u>Shares Includable</u>. Each Participating Major Holder may include in the Proposed Key Holder Transfer all or any part of such Participating Major Holder's Shares equal to the product obtained by multiplying (i) the aggregate number of Transfer Shares subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Major Holders pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of Shares owned by such Participating Major Holder immediately before consummation of the Proposed Key Holder Transfer and the denominator of which is the total number of Shares owned, in the aggregate, by all Participating Major Holders immediately prior to the consummation of the Proposed Key Holder Transfer, plus the number of Transfer Shares held by the Key Holders. To the extent one (1) or more of the Participating Major Holders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Shares that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c)   <u>Purchase and Sale Agreement</u>. The Participating Major Holders and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 7.4 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "<u>Purchase and Sale Agreement</u>") with customary terms and provisions for such a transaction, and the Participating Major Holders and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 7.4.

(d)   <u>Allocation of Consideration</u>.

(i)   Subject to Section 7.4(d)(ii), the aggregate consideration payable to the Participating Major Holders and the selling Key Holder shall be allocated based on the number of Shares sold to the Prospective Transferee by each Participating Major Holder and the selling Key Holder as provided in Section 7.4(b), provided that if a Participating Major Holder wishes to sell Preferred Shares, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Shares into Common Shares.

(ii)   In the event that the Proposed Key Holder Transfer constitutes a transaction or series of related transactions in which a person, or a group of related persons, acquires from Members of the Company Shares representing more than fifty percent (50%) of the outstanding voting power of the Company (the "Change of Control"), the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Major Holders and the selling Key Holder in accordance with Section 6.6 of this Agreement as if (A) such transfer were a Liquidation Transaction, and (B) the Shares sold in accordance with the Purchase and Sale Agreement were the only Shares outstanding. In the event that a portion of the aggregate consideration payable to the Participating Major Holder(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the "Initial Consideration") shall be allocated in accordance with Section 6.6 of this Agreement as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Major Holder(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Section 6.6 of this Agreement after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e)   Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 7.4(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Major Holder or Major Holders or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Major Holders, no Key Holder may sell any Transfer Shares to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Major Holder or Major Holders on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 7.4(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Major Holder or Major Holders shall be made in accordance with the first sentence of Section 7.4(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Major Holder or Major Holders shall deliver to the selling Key Holder any Share certificate or certificates, properly endorsed for transfer, representing the Shares being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such Shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Shares pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Major Holder the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in Section 7.4(e).

(f) **Additional Compliance**. If any Proposed Key Holder Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Shares unless they first comply in full with each provision of this Article VII. The exercise or election not to exercise any right by any Major Holder hereunder shall not adversely affect its right to participate in any other sales of Transfer Shares subject to this Section 7.4.

7.5 **Exempt Transfers**.

(a) **Exempted Transfers**. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 7.3 and 7.4 shall not apply (i) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (ii) to a repurchase of Transfer Shares from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Shares and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Managers, (iii) upon a transfer by such Key Holder to an entity or entities affiliated with the Company; or (iv) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Shares by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other relative approved by the Board of Managers, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; provided that in the case of clause(s) (i), (iii), or (iv), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such Transfer Shares shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Shares pursuant to Article VII; and provided further in the case of any transfer pursuant to clause (i) or (iv) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

(b) **Exempted Offerings**. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Article VII shall not apply to the sale of any Transfer Shares (a) to the public in an offering pursuant to an effective registration statement under the Securities Act (a "Public Offering"); or (b) pursuant to a Liquidation Transaction.

(c) **Prohibited Transferees**. Notwithstanding the foregoing, unless otherwise approved by the Board of Managers in its sole discretion, no Key Holder shall transfer any Transfer Shares to (a) any entity which, in the determination of the Board of Managers, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Managers should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

ARTICLE VIII
ACCOUNTING, RECORDS, REPORTING BY MEMBERS

8.1   Books and Records. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with GAAP. The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company's business. The Company shall maintain at its principal office in California or make available electronically all of the following:

(a)   A current list of the full name and last known business or residence address of each Member and set forth in alphabetical order, together with the Capital Contributions, Capital Account and Shares held by each Member;

(b)   A current list of the full names and addresses of each Manager;

(c)   A copy of the Certificate of Formation and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments thereto have been executed;

(d)   Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(e)   A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(f)   Copies of the financial statements of the Company, if any, for the six (6) most recent Fiscal Years; and

(g)   The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) Fiscal Years.

8.2   Reports. The Company shall cause to be filed, in accordance with the Act, all reports and documents required to be filed with any governmental agency. The Company shall cause to be prepared at least annually information concerning the Company's operations necessary for the completion of the Members' federal and state income tax returns. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year (A) such information as is necessary to complete the Members' federal and state income tax or information returns and (B) a copy of the Company's federal, state, and local income tax or information returns for the year.

8.3   Bank Accounts. The Board of Managers shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

4140-0439-6584.5

ARTICLE IX
DISSOLUTION AND WINDING UP

9.1   Dissolution. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up upon the first to occur of the following:

(a)   The happening of any event of dissolution specified in the Certificate of Formation;

(b)   The entry of a decree of judicial dissolution;

(c)   Subject to Section 5.4(c), The affirmative vote or written consent of Members holding a Threshold Interest; or

(d)   A Liquidation Transaction.

9.2   Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 9.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the Delaware Secretary of State and file the Certificate as required by the Act.

9.3   Winding Up. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall give written notice of the commencement of the dissolution to all of its known creditors.

9.4   Order of Payment Upon Dissolution. The assets and proceeds on liquidation shall be applied in the following order:

(a)   To creditors, including Members who are creditors, to the extent permitted by law and in accordance with their relative rights of priority, if any; and

(b)   All remaining assets and proceeds shall be distributed to the Members in accordance with Section 6.6(a)(ii), treating all amounts as Liquidation Transaction Proceeds. The unvested Interests shall be treated as determined by the Board of Managers or as required by the applicable agreements with the holders of such unvested Interests.

9.5   Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely at the assets of the Company for the return of its positive Capital Account balance and shall have no recourse for its Capital Contribution and/or share of income or gain of the Company (upon dissolution or otherwise) against the Managers or any other Member.

9.6   Distributions in Kind. The Board of Managers may make dissolution or regular distributions to the Members in cash or distribute Company assets in kind, and the distribution of any such assets in kind shall be made on the basis of the fair market value of such asset as of the date of distribution, as determined by the Board of Managers in good faith. The Capital Accounts of the Members shall be adjusted accordingly to preserve the economic interests of the Members as the result of any distribution in kind.

4140-0439-6584.5

9.7   Certificate of Cancellation.   The Board of Managers or Members who filed the Certificate of Dissolution shall cause to be filed in the office of, and on a form prescribed by, the Delaware Secretary of State, a Certificate of Cancellation of the Certificate of Formation upon the completion of the winding up of the affairs of the Company.

ARTICLE X
INDEMNIFICATION AND INSURANCE

10.1   Indemnification.   The Company shall defend and indemnify any Member, Manager or officer of the Company and may indemnify any other Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that it, he or she is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been such a Member, Manager, officer, employee or agent, it, he or she is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit.   The officers of the Company shall be authorized, on behalf of the Company, to enter into indemnity agreements from time to time with any Person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Board of Managers deems appropriate in their business judgment.

10.2   Insurance.   The Company shall, to the extent commercially reasonable (as determined by the Board of Managers), purchase and maintain insurance on behalf of any Person who is or was an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 10.1 or under applicable law.

ARTICLE XI
INVESTMENT REPRESENTATIONS

Each Member hereby represents and warrants to, and agrees with, the Managers, the other Members, and the Company as follows:

11.1   Preexisting Relationship or Experience.   By reason of his, her or its business or financial experience, or by reason of the business or financial experience of his, her or its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, he, she or it is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

11.2   Investment Intent.   He, she or it is acquiring the Shares for investment purposes for his, her or its own account only and not with a view to, or to offer or sell for an issuer in connection with, any distribution of all or any part of the Shares, or to participate or to have a direct or indirect participation in any such undertaking, or to participate or to have a participation in the direct or indirect underwriting of any such undertaking.   He, she or it is not an "underwriter" as that term is defined in Section 2(a)(11) of the Securities Act. No other Person will have any direct or indirect beneficial interest in or right to the Shares.

11.3   Purpose of Entity. If an entity, it was not organized for the specific purpose of acquiring the Shares.

11.4   Economic Risk. He, she or it is financially able to bear the economic risk of an investment in the Shares, including the total loss thereof.

11.5   No Registration of Shares. He, she or it acknowledges that the Shares have not been registered under the Securities Act, or qualified any applicable blue sky laws in reliance, in part, on his, her or its representations, warranties, and agreements herein.

11.6   Investment in Restricted Security. He, she or it understands that the Shares are "restricted securities" under the Securities Act in that the Shares will be acquired from the Company in a transaction not involving a public offering, and that the Shares may be resold without registration under the Securities Act only in certain limited circumstances and that otherwise the Shares must be held indefinitely.

11.7   No Obligations to Register. He, she or it represents, warrants, and agrees that the Company and the Board of Managers are under no obligation to register or qualify the Shares under the Securities Act or under any state securities law, or to assist her, him or it in complying with any exemption from registration and qualification.

11.8   No disposition in Violation of Law. Without limiting the representations set forth above, and without limiting Article VII of this Agreement, he, she or it will not make any disposition of all or any part of the Shares which will result in the violation by her, him or it or by the Company of the Securities Act, the DGCL, the Act, or any other applicable securities laws. Without limiting the foregoing, he, she or it agrees not to make any disposition of all or any part of the Shares unless and until he, she or it has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Board of Managers, he, she or it has furnished the Company with a written opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law.

11.9   Investment Risk. He, she or it acknowledges that the Shares are speculative investments which involve a substantial degree of risk of loss of an entire investment in the Company, that he, she or it understands and takes full cognizance of the risks related to the purchase of the Shares, and that the Company is newly organized and has no financial or operating history.

11.10   Accredited Investor. Each Member that is a holder of Preferred Shares represents and warrants that he, she or it is an "accredited investor" as such term is defined in Rule 501 promulgated under the Securities Act.

11.11   Restrictions on Transferability.   He, she or it acknowledges that there are substantial restrictions on the transferability of the Shares pursuant to this Agreement, that there is no public market for the Shares and none is expected to develop, and that, accordingly, it may not be possible to liquidate his, her or its investment in the Company.

11.12   Information Reviewed. He, she or it has received and reviewed this Agreement and the information it considers necessary or appropriate for deciding whether to purchase the Shares. In connection with the purchase of the Shares, he, she or it has neither (i) received any general solicitation or general advertising, including, but not limited to advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over television or radio, nor (ii) attended any seminar or meeting whose attendees were invited by any general solicitation or general advertising. He, she or it has relied only on the information contained in this Agreement in making its investment decision.

11.13   Tax Consequences. He, she or it acknowledges that the tax consequences of investing in the Company will depend on its particular circumstances, and neither the Company, the Managers, the Members, nor the partners, stockholders, members, managers, agents, officers, directors, employees, Affiliates, or consultants of any of them will be responsible or liable for the tax consequences to him, her or it of an investment in the Company. He, she or it will look solely to, and rely upon, his, her or its own advisers with respect to the tax consequences of this investment.

11.14   No Assurance of Tax Benefits. He, she or it acknowledges that there can be no assurance that the Code or the Treasury Regulations will not be amended or interpreted in the future in such a manner so as to deprive the Company and the Members of some or all of the tax benefits they might now receive nor that some of the deductions claimed by the Company or the allocations of items of income, gain, loss, deduction, or credit among the Members may not be challenged by the Internal Revenue Service.

11.15   Indemnity. He, she or it shall defend, indemnify and hold harmless the Company, each and every Manager, each and every other Member, and any officers, directors, stockholders, managers, members, employees, partners, agents, attorneys, registered representatives, and control persons of any such entity who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by him, her or it including, without limitation, the information in this Agreement, against losses, liabilities, and expenses of the company, each and every Manager, each and every other Member, and any officers, directors, stockholders, managers, members, employees, partners, attorneys, accountants, agents, registered representatives, and control persons of any such Person (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person in connection with such action, suit, proceeding, or the like.

11.16   Disqualification. Each Member that is a holder of Preferred Shares represents that neither such Member, nor any person or entity with whom such Member shares or will share beneficial ownership of securities of the Company, is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (attached hereto as Exhibit F).

ARTICLE XII
MISCELLANEOUS

12.1   <u>Right to Corporate Conversion</u>.   The Board of Managers may decide to subsequently conduct the business of the Company through a corporation (or a limited liability company that elects to be treated as a corporation for income tax purposes). By executing this Agreement, all of the Members hereto hereby agree to such incorporation and agree to take all steps and to execute all documents necessary to effectuate such incorporation or election at such time as requested by the Board of Managers. The Board of Managers shall use commercially reasonable efforts to assure that on conversion the Members will receive equity interests in the new entity that will achieve the desired economic results as contained in this Agreement.

12.2   <u>Complete Agreement</u>. This Agreement and the Certificate of Formation, and any purchase, restricted Share, vesting or similar agreement, if any, entered into by any Member, constitute the complete and exclusive statement of agreement among the Members and Managers with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members and Managers or any of them. No representation, statement, condition or warranty not contained in this Agreement or the Certificate will be binding on the Members or Managers or have any force or effect whatsoever. To the extent that any provision of the Certificate conflict with any provision of this Agreement, the Certificate shall control.

12.3   <u>Confidentiality</u>. Each Member hereto agrees that, except with the prior written permission of the Company, it shall at all times hold in confidence and trust and not use or disclose any confidential information of the Company provided to or learned by such Member in connection with the Member's rights under this Agreement. Notwithstanding the foregoing, each Member may disclose any confidential information of the Company provided to or learned by such Member in connection with such rights to the minimum extent necessary (a) to evaluate or monitor such Member's investment in the Company; (b) as required by any court or other governmental body, provided that such Member provides the Company with prompt notice of such court order or requirement to the Company to enable the Company to seek a protective order or otherwise to prevent or restrict such disclosure; (c) to legal counsel of such Member; (d) in connection with the enforcement of this Agreement or rights under this Agreement; or (e) to comply with applicable law. The provisions of this Section 12.3 shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by the parties hereto with respect to the transactions contemplated hereby.

12.4   <u>Binding Effect</u>.   Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

12.5   <u>Parties in Interest</u>. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and Managers and their respective successors and assigns nor shall anything in this Agreement relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

4140-0439-6584.5

12.6   Pronouns; Statutory References. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. Any reference to the Code, the Treasury Regulations, the Act, or other statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned.

12.7   Headings. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

12.8   Interpretation. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or its counsel.

12.9   References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated.

12.10   Exhibits. All Exhibits attached to this Agreement are incorporated and shall be treated as if set forth herein.

12.11   Severability. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

12.12   Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

12.13   Notices. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member or Manager at the address specified in Exhibit A or Exhibit B hereto. Any party may, at any time by giving five business (5) days' prior written notice to the other parties, designate any other address in substitution of the foregoing address to which such notice will be given.

12.14   Amendments. Subject to Section 5.4(c) and to the remainder of this Section 12.14, all amendments to this Agreement will be in writing and approved and executed by the Members holding a Threshold Interest; provided, that:

(a)   Any provision of this Agreement may be waived by a Member on such Member's own behalf and not on any other Member's behalf, without the consent of any other Member;

4140-0439-6584.5

(b)　　No provision of Sections 3.10-3.15, Sections 7.3-7.5 or <u>Exhibit E</u> (Registration Rights) may be amended, modified or terminated, and the observance of any term thereof may not be waived with respect to any Preferred Member without the written consent of such Preferred Member, unless such amendment, modification, termination, or waiver applies to all Preferred Members in the same fashion (it being agreed that a waiver of the provisions of Section 3.13 (Preemptive Rights), 7.3 (Rights of First Refusal) or 7.4 (Co-Sale Rights) with respect to a particular transaction shall be deemed to apply to all Preferred Members in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Preferred Members may nonetheless, by agreement with the Company or a Key Holder, as applicable, purchase securities in such transaction);

(c)　　Any other section of this Agreement applicable to the Major Holders (including this Section 12.14(c)) may not be amended, modified, terminated or waived without the written consent of the holders of at least a majority of the Shares then outstanding and held by the Major Holders;

(d)　　Section 3.14 (Drag Along Provision), Section 5.3 (Election of Managers), Section 7.3 (Rights of First Refusal), Section 7.4 (Co-Sale Rights) and Section 7.5 (Exempt Transfers) of this Agreement may be amended, modified or terminated and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (i) the Company; (ii) the Key Holders holding a majority of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants; and (iii) the holders of a Preferred Majority;

(e)　　The provisions of Section 5.3(a)(i)(A) and this Section 12.14(e) may not be amended, modified terminated or waived without the written consent of Holm;

(f)　　The provisions of Section 5.3(a)(i)(B) and this Section 12.14(f) may not be amended, modified terminated or waived without the written consent of Del Rio;

(g)　　The provisions of Section 5.3(a)(ii)(A) and this Section 12.14(g) may not be amended, modified terminated or waived without the written consent of Vulcan;

(h)　　The provisions of Section 5.3(a)(ii)(B) and this Section 12.14(h) may not be amended, modified terminated or waived without the written consent of the holders of a majority of the then-outstanding Series A Preferred Shares, voting as a separate class;

(i)　　The provisions of Section 5.3(a)(iii) and this Section 12.14(i) may not be amended, modified terminated or waived without the written consent of LAUNCH; and

(j)　　<u>Exhibit E</u> (Registration Rights) may not be amended, modified or terminated, and no provision thereof may be waived, in each case, in any way which would adversely affect the rights of the Key Holders thereunder in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the Preferred Members thereunder, without also the written consent of the holders of at least a majority of the Shares held by the Key Holders.

4140-0439-6584.5

Any amendment, modification, termination, or waiver effected in accordance with this Section 12.14 shall be binding on all parties hereto, regardless of whether any such party has consented thereto.

12.15 <u>Reliance on Authority of Person Signing Agreement</u>. Neither the Company nor any Member will be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual.

12.16 <u>No Interest in Company Property; Waiver of Action for Partition</u>. No Member has any interest in specific property of the Company. Without limiting the foregoing, each Member irrevocably waives during the term of the Company any right that he or she may have to maintain any action for partition with respect to the property of the Company.

12.17 <u>Multiple Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

12.18 <u>Remedies Cumulative</u>. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

[Signature Pages Follow]

4140-0439-6584.5

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

BLOKABLE COMMON STOCK, INC.

By: *Aaron Holm* _____

Name: Aaron Holm
Title: Co-CEO

Address: _____

_____

_____

E-Mail: aaron@blokable.com _____

**SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

BLOKABLE SERIES SEED, INC.

By: *Aaron Holm* _____

Name: Aaron Holm
Title: Co-CEO

Address: _____

_____

_____

E-Mail: aaron@blokable.com _____

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

BLOKABLE SERIES A, INC.

By: *Aaron Holm*

Name: Aaron Holm
Title: Co-CEO

Address:

E-Mail: aaron@blokable.com

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Aaron Holm

Aaron Holm _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Alliance of Angels Seed Fund II Blocker, Inc.
(Print Name of Member)

By: *Yi-Jian Ngo*

Name: Yi-Jian Ngo
Title: President

Address: 719 Second Ave
Suite 1403
Seattle WA 98104

E-Mail: aoa@allianceofangels.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

ANU MANOCHA
(Print Name of Member)

By: ANU [signature]

Name: ANU. MANOCHA
Title: Individual

Address: 15 CinderBush Rd
Levittown PA 19057

E-Mail: Amanocha@VEBiz.Com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Blair Barnes

Blair Barnes _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Blake Gillett
(Print Name of Member)

By: [signature]

Name:______________________________
Title:______________________________

Address: 5006 Park Street
Shawnee, Kansas 66216

E-Mail: Blake.Gillett@kclife.com
Blake.Gillett@Outlook.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Blokable Seed, a series of Jason's Syndicate, LLC
(Print Name of Member)

By: *keith Mayer*

Name: Keith Mayer
Title: Officer of the Fund's Manager

Address: 6510 S Millrock Dr #400
Salt Lake City, UT 84121

E-Mail: deals@assure.co

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Blokable Series Only SeedInvest Holdings I
(Print Name of Member)

By: _Keith Mayer_ _____

Name: _Keith Mayer_
Title: _Officer of the Fund's Manager_

Address: _6510 S Millrock Dr Suite #400_
Salt Lake City, UT 84121
_____

E-Mail: _deals@assure.co_

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Blokable Syndicate, a series of Jason's Syndicate, LLC
(Print Name of Member)

By: *keith Mayer*

Name: Keith Mayer
Title: Officer of the Fund's Manager

Address: 6510 S Millrock Dr #400
Salt Lake City, UT 84121

E-Mail: deals@assure.co

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Blokable, a Series of LeFund, LLC
(Print Name of Member)

By: _Keith Mayer_

Name: Keith Mayer
Title: Officer of the Fund's Manager

Address: 6510 S Millrock Dr #400
            Salt Lake City, UT 84121

E-Mail: deals@assure.co

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Blokable-2, a Series of Jason's Syndicate, LLC
(Print Name of Member)

By: *Keith Mayer* _____

Name: Keith Mayer
Title: Officer of the Fund's Manager

Address: 6510 S Millrock Dr Suite #400
          Salt Lake City, UT 84121

E-Mail: deals@assure.co

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Blokable-4, a Series of Jason's Syndicate, LLC
(Print Name of Member)

By: _keith Mayer_____

Name: _Keith Mayer_____
Title: _Officer of the Manager, Assure fund Mgmt II_

Address: _6510 S Millrock Dr #400_____
         _Salt Lake City, UT 84121____
         _____

E-Mail: _deals@assure.co_____

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Bluetail Ventures LLC
(Print Name of Member)

By: *Wesley Mahler*

Name: Wes Mahler
Title: Manager

Address: 1725 NE 44th Ave
          Portland, OR 97213

E-Mail: mahlerwes@gmail.com

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

BUILT ENVIRONMENT INNOVATION HOLDINGS, IN
(Print Name of Member)

By: [signature]

Name: TRAVIS D. CONNORS
Title: PRESIDENT

Address: 75 ARLINGTON ST
BOSTON, MA 02116

E-Mail: travis@buildingventures.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

CBS Holdings LLC
(Print Name of Member)

By: Pat lamb

Name:
Title: Director

Address: 701 fifth Ave, Suite 3600
seattle, wa 98104

E-Mail: lamb@carneylaw.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Chai Angels LP
(Print Name of Member)

By: ____________________



Name: Rajiv Kapoor
Title: CEO

Address: 19 Roselle Avenue
Pleasantville, NY 10570

E-Mail: rajiv@chaiangels.com

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Dale Pennington

Dale Pennington _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Daniel Kranzler

Daniel Kranzler _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Dennis Joyce
(Print Name of Member)

By: [signature]

Name: Dennis Joyce
Title: Investor

Address: 1702 S. Fernside Dr
Tacoma WA 98465

E-Mail: dennis.joyce@tacomaventurefund.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

FCC SPV 1, LLC
(Print Name of Member)

By: *Rohit Gupta*

Name: Rohit Gupta
Title: Manager

Address: 1400 Shattuck Ave.
　　　　　Suite 12-132
　　　　　Berkeley, CA 94709

E-Mail: rohit@futurecommunities.vc

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

FEI VENTURES, LLC
(Print Name of Member)

By: DocuSigned by: Eric A. Gallo 74097970B634474...

Name: Eric A. Gallo
Title: Secretary

Address: 12500 Jefferson Ave.
Newport News, VA 23602

E-Mail: eric.gallo@ferguson.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Gino Borges & Helma Mueller

Gino Borges _Helma Mueller_ _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Gino Borges Living Trust dated Nov. 7, 2011
(Print Name of Member)

By: _Gino Borges_ _____

Name: _gino borges_____
Title: _n/a_____

Address: _936 delmar way_____
          _reno, nv 89509_____
          _____

E-Mail: _ginoborges@gmail.com_____

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Henrik Strabo and Rebecca R Strabo tenants in common

_ Henrik Strabo _ R Strabo __

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

HT Ventures LLC
(Print Name of Member)

By: [signature]

Name: Thomas Day Newbold
Title: Partner

Address: c/o Thomas Newbold
U Laboratore 27
16200 Praha 6, Czech Republic

E-Mail: HTVenturesLLC@gmail.com

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Igneous Ventures, LLC
(Print Name of Member)

By: *Steve Kalalian*

Name: Steve Kalalian
Title: Managing Member

Address: PO Box 492
         Jackson, WY 83001

E-Mail: buddah10012@yahoo.com

**SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Jason Kim

Jason Kim   _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Jean Pierre Veillet

Jean Pierre Veillet _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Jeff Castro

Jeff Castro _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Jennifer Lum

Jennifer Lum _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Joe Walin
_____
(Print Name of Member)

By: _Joe Walin_____
B6F1799E596547D...

Name: Joe Walin
Title: _____

Address: 4854 east Mercer way
Mercer island, WA 98040
_____
_____

E-Mail: wallin@carneylaw.com

**SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Justin Huff

Justin Huff _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Kapor Capital I, L.P.

(Print Name of Member)

By: _Mitchell Kapor_
CCEFDC42024E4C7...

Name: Mitchell Kapor

Title: Founding Managing Member

Address: 2148 Braodway

Oakland, CA 94612

E-Mail: investments@kaporcenter.org

**SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Kapor Capital II, L.P.

(Print Name of Member)

By: DocuSigned by: Mitchell Kapor CCEFDC42024E4C7...

Name: Mitchell Kapor

Title: Founding Managing Member

Address: 2148 Broadway
Oakland, CA 94612

E-Mail: investments@kaporcenter.org

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Kapor Klein Revocable Trust dated 3/22/17

(Print Name of Member)

DocuSigned by:

By: Mitchell Kapor

CCEFDC42024E4C7...

Name: Mitchell Kapor

Title: Trustee

Address: 2148 Broadway

Oakland, CA 94612

E-Mail: investments@kaporcenter.org

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Kendall Saville
_____
(Print Name of Member)

By:_____

Name:_____Kendall Saville_____
Title:_____Angel Investor_____

Address:_____4425 Esta Lane_____
_____Soquel, Ca 95073_____

_____

E-Mail:_____ksaville@gmail.com_____

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

LAUNCH Incubator I, LLC
(Print Name of Member)

By:_____

Name:___Jason Calacanis_____
Title:___General Partner_____

Address:___767 Bryant Street, #203____
_____San Francisco, CA 94107____
_____

E-Mail:___fund@launch.co_____

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

LC Ventures, LLC

_____
(Print Name of Member)

By: *Brendan Lesch*
_____

Name: Brendan Lesch
Title: Member

Address: 8 Pond Edge Rd
              Westport, CT 06880

_____

E-Mail: bleschjr@gmail.com

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

MALCOLM HAMILTON
(Print Name of Member)

By: [signature]

Name: MALCOLM HAMILTON
Title: PRESIDENT

Address: 605-47 ST CLAIR AVE W.
TORONTO ON CANADA
M4V 3A5

E-Mail: hamilton47@rogers.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

2

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

MARK HARRINGTON
(Print Name of Member)

By: _MHarrington_

Name: _____
Title: _____

Address: P.O. Box 1290
LANGLEY, WA
98260

E-Mail: Mharrington4685@yahoo.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Michael Duncan

Michael Duncan _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:



Museum Investments Limited
(Print Name of Member)

By: _____

Name: John Caetano   Michael Mahtani
Title: as directors of Gibro Corporate Management Ltd

Address: Suite 4, 4 Giro's Passage, Gibraltar
_____
_____

E-Mail: icalderon@gibro.com and jcaetano@gibro.com

**SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: My Tam Nguyen

_____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Odd Origins, LLC
_____
(Print Name of Member)

By:_ *Ryan Feit* _____

Name: Ryan Feit _____
Title: Manager _____

Address: 61 Broadway, Suite 1705 _____
New York, NY 10006 _____
_____

E-Mail: team@oddorigins.com _____

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Peter Trahms-Neudorfer LLC
_____
(Print Name of Member)

By: _____

Name: _____Peter Trahms-Neudorfer_____

Title: _____President_____

Address: _____2215 22nd Ave E_____

_____Seattle, WA 98112_____

_____

E-Mail: _____ptrahms@gmail.com_____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Prosper Capital, LLC
(Print Name of Member)

By: _Brian Biege_

Name: Brian Biege
Title: President

Address: 929 108th AVE NE
         Bellevue WA 98004

E-Mail: brian@theprospercompany.com

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Rise of the Rest Seed Fund, LP
(Print Name of Member)

By: Rise of the Rest Seed Fund GP, LLC
Its: General Partner



By:_____

Name: Stephen M. Case

Title: Operating Manager

Address: 1717 Rhode Island Avenue, NW
         10th Floor
         Washington, DC 20036

E-Mail: ROTR.Reporting@Revolution.com

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

ROBERT H. HILLEY IV
(Print Name of Member)



By:_____

Name:_____
Title:_____

Address: __838 COLIMA ST.__
__LA JOLLA, CA   92037__
_____

E-Mail:_____
bobby hilley@gmail.com

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Sandra Anuras

Sandra Anuras _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Scacco Trust Created February 8, 2000
(Print Name of Member)

By: *David Scacco*

Name: David Scacco
Title: trustee

Address: 2 belbrook way
atherton, ca 94027

E-Mail: david.scacco@gmail.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

SI Selections Fund I, L.P.
(Print Name of Member)

By:_ *Ryan Feit*

Name:_ Ryan Feit
Title:_ Manager

Address:_ 61 Broadway, Suite 1705
New York, NY 10006

E-Mail:_ team@oddorigins.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Silva L. Chambers
(Print Name of Member)

By: Silva Chambers

Name:
Title: Self

Address: 86220 Dery Rd.
Pleasant Hill, OR 97455

E-Mail: silva@silvamgmt.com

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Stephen Chin
_____
(Print Name of Member)

By:_____

Name:___Stephen Chin_____
Title:_____

Address:___4 Beacon Way, No. 305_____
_____Jersey City, NJ   07304_____
_____

E-Mail:___schin@fsadvisor.com_____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Stephen Gullo

Stephen Gullo _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Steve Kalalian

Steve Kalalian _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Swell Partners
_____
(Print Name of Member)



By: _____

Name: James B Ralston III

Title: GP

Address: 36 Conselyea St

Brooklyn, NY 11211

E-Mail: Rusty@swell.vc

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Ten Eighty Capital
(Print Name of Member)

By: DocuSigned by: Ben Rifkin
F6788232FC8448F...

Name: Ben Rifkin
Title: President and CEO

Address: PO Box 590, Kamas, UT 84036

E-Mail: brifkin@teneighty.us

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

The Jon Staenberg Trust
_____
(Print Name of Member)

By:___ *Jon Staenberg* _____

Name:___Jon Staenberg_____
Title:___Trustee_____

Address: _2121 Terry Avenue, #1403_____
_____seattle, wa 98121_____
_____

E-Mail: __jon@staenberg.com_____

**SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

The LAUNCH Fund I, LP (Blocker name TBD)
(Print Name of Member)

By:_____

Name:___Jason Calacanis_____
Title:__General Partner_____

Address:___767 Bryant Street, #203_____
          ___San Francisco, CA 94107_____
          _____

E-Mail:___Fund@launch.co_____

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

The Marc R Benioff Revocable Trust U/A/D 12/3/04
(Print Name of Member)

By: *Lindsy Sanders*

Name: Lindsy Sanders
Title: Attorney-in-fact

Address: c/o Ekahi Aloha LLC
P.O. Box 649
Orinda, CA 94563

E-Mail: lindsy@alohaorinda.com

**SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

TIMOTHY MILLER
(Print Name of Member)

By: [signature]

Name: TIMOTHY MILLER
Title: __________

Address: 2110 V ST.
SACRAMENTO, CA 95818

E-Mail: timemiller@mac.com

SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: Valentina Vitols Bello

Valentina Vitols Bello _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

VCVC IV LLC

By: VCVC Management IV LLC, Its Manager

By: Cougar Investment Holdings LLC, Its Manager

DocuSigned by:

By: Danielle Harper

0771B0CDD7174B0...

Name: Danielle Harper

Title: Vice President

Address:
505 Fifth Avenue South, #900
Seattle, WA 98104

E-Mail: IMLegalNotices@vulcan.com

SIGNATURE PAGE TO BLOKABLE, LLC OPERATING AGREEMENT

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBERS: William E. Sander II

_WE f_ _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed this Amended and Restated Operating Agreement for Blokable, LLC, a Delaware limited liability company.

MEMBER:

Ziemba Group LLC
(Print Name of Member)

By: _Sam Ziemba_

Name: _Sam Ziemba_
Title: _Member_

Address: _PO BOX 3156_
Bellevue WA 98009-3156

E-Mail: _Sam.Ziemba@gmail.com_

**SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

SPOUSAL CONSENT

The undersigned is the spouse of _Timothy Miller_ and acknowledges that he/she has read the foregoing Agreement dated as of January 28, 2021, and understands its provisions. The undersigned hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Interests and the restrictions thereon. If the undersigned predeceases his/her spouse when his/her spouse owns any Interest in the Company, he/she hereby agrees not to devise or bequeath whatever community property interest or quasi-community property interest he/she may have in the Company in contravention of the Agreement.

Dated as of: **1/28/2021**

By: _[signature]_

Name: **NEGAN CAMPBELL-MILLER**

NAMES AND ADDRESSES OF MEMBERS AND TOTAL CAPITALIZATION
AS OF FEBRUARY 1, 2021
[SUBJECT TO UPDATE]

No.	Member's Name	Member's Address	Member's Email	No. of Common Shares	No. of Series Seed Preferred Shares	No. of Series A Preferred Shares
1	Blokable Common Stock, Inc.	1750 Creekside Oaks Dr., Suite 130 Sacramento, CA 95833	aaron@blokable.com	14,374		
2	Blokable Series Seed, Inc.	1750 Creekside Oaks Dr., Suite 130 Sacramento, CA 95833	aaron@blokable.com		572,706	
3	Blokable Series A, Inc.	1750 Creekside Oaks Dr., Suite 130 Sacramento, CA 95833	aaron@blokable.com			374,840
4	Aaron Holm	309 NW Dogwood Street Issaquah, WA 98027	aaron@blokable.com	883,966		
5	Alliance of Angels Seed Fund II Blocker, Inc.	719 Second Ave, Suite 1403 Seattle, WA 98104	aoa@allianceofangels.com		23,520	
6	Anu Manocha	15 Gingerbush Road Levittown, PA 19057	amanocha@uebiz.com		69,500	
7	Blair Barnes	255 SW Harrison St., TH05 Portland, Oregon 97201	blair.barnes@yahoo.com	33,750		
8	Blake Gillett	5006 Park Street Shawnee, KS 66216	blake.gillett@kclife.com		24,972	7,036

No.	Member's Name	Member's Address	Member's Email	No. of Common Shares	No. of Series Seed Preferred Shares	No. of Series A Preferred Shares
9	Blokable Seed, a series of Jason's Syndicate, LLC	6510 S Millrock Dr #400 Salt Lake City, UT 84121	deals@assure.co		105,924	
10	Blokable Series Only SeedInvest Holdings I	6510 S Millrock Dr #400 Salt Lake City, UT 84121	deals@assure.co		113,652	
11	Blokable Syndicate, a series of Jason's Syndicate, LLC	6510 S Millrock Dr #400 Salt Lake City, UT 84121	deals@assure.co		110,852	
12	Blokable, a Series of LeFund, LLC	6510 S Millrock Dr #400 Salt Lake City, UT 84121	deals@assure.co			22,123
13	Blokable-2, a Series of Jason's Syndicate, LLC	6510 S Millrock Dr #400 Salt Lake City, UT 84121	deals@assure.co			438,776
14	Blokable-4, a Series of Jason's Syndicate, LLC	6510 S Millrock Dr #400 Salt Lake City, UT 84121	deals@assure.co			561,961
15	Bluetail Ventures LLC	1725 NE 44th Ave Portland, OR 97213	mahlerwes@gmail.com			55,309
16	Built Environment Innovation Holdings, Inc.	75 Arlington Street Boston, MA 02116	travis@buildingventures.com		110,832	276,548
17	CBS Holdings, LLC	701 Fifth Ave, Suite 3600 Seattle, WA 98104	lamb@carneylaw.com	11,383		
18	chai angels LLC	19 Roselle Avenue Plesantville, NY 10570	rajivchai@gmail.com		46,554	

A-2

No.	Member's Name	Member's Address	Member's Email	No. of Common Shares	No. of Series Seed Preferred Shares	No. of Series A Preferred Shares
19	Dale Pennington	1235 E Wilmington Blvd Apt 514 Salt Lake City, UT 84106	penndevelop@gmail.com	200		
20	Daniel Kranzler	2815 Eastlake Ave. E. Suite 300 Seattle WA 98102	dan@kranzler.com		6,957	
21	Dennis Joyce	1702 S. Fernside Drive Tacoma, WA 98465	dennis.joyce@tacomaventurefund.com		69,953	108,924
22	FCC SPV 1, LLC	1400 Shattuck Ave., Suite 12-132 Berkeley, CA 94709	rohit@futurecommunities.vc			66,371
23	FEI Ventures, LLC	12500 Jefferson Ave. Newport News, VA 23602	eric.gallo@ferguson.com			110,619
24	Gino Borges & Helma Mueller	936 Delmar Way Reno, NV 89509	ginoborges@gmail.com helmamuellerborges@gmail.com			22,123
25	Gino Borges Living Trust dated Nov. 7, 2011	936 Delmar Way Reno, NV 89509	ginoborges@gmail.com		11,083	14,457
26	Henrik Strabo and Rebecca R Strabo tenants in common	3821 East Prospect Street Seattle, WA 98112	henrik.strabo@gmail.com rrstrabo@gmail.com			12,699
27	HT Ventures LLC	c/o Thomas Newbold U Laboratore 27 16200 Praha 6, Czech Republic	htventuresllc@gmail.com		20,509	
28	Igneous Ventures, LLC	PO Box 492 Jackson, WY 83001	buddah10012@yahoo.com		149,524	57,861

4140-0439-6584.5

No.	Member's Name	Member's Address	Member's Email	No. of Common Shares	No. of Series Seed Preferred Shares	No. of Series A Preferred Shares
29	Jason Kim	15532 49th Pl W Edmonds, WA, 98026	jason1983@gmail.com	3,937		
30	Jean Pierre Veillet	240 SE 2nd Portland, Oregon 97210	jp@nws-properties.co m	4,312		
31	Jeff Castro	3917 NE 29th Ave Portland, OR 97212	jbcstro@gmail.com	9,583		
32	Jennifer Lum	9 W Broadway, Unit 504 Boston, MA 02127	jennifer.lum@gmail.com	18,687	8,044	
33	Joe Wallin	4854 East Mercer Way Mercer island, WA 98040	wallin@carneylaw.com	4,879		
34	Justin Huff	2015 E Jefferson St Seattle, WA 98122	jjhuff@mspin.net	6,333		
35	Kapor Capital I, L.P.	2148 Broadway Oakland, CA 94612	investments@kaporcenter.org		55,416	144,426
36	Kapor Capital II, L.P.	2148 Broadway Oakland, CA 94612	investments@kaporcenter.org			254,848
37	Kapor Klein Revocable Trust dated 3/22/17	2148 Broadway Oakland, CA 94612	investments@kaporcenter.org			221,239
38	Kendall Saville	4425 Esta Lane Soquel, CA 95073	ksaville@gmail.com		7,031	

A-4

No.	Member's Name	Member's Address	Member's Email	No. of Common Shares	No. of Series Seed Preferred Shares	No. of Series A Preferred Shares
39	LAUNCH Incubator I, LLC	767 Bryant Street, #203 San Francisco, CA 94107	fund@launch.co			22,883
40	LC Ventures, LLC	8 Pond Edge Rd Westport, CT 06880	bleschjr@gmail.com			11,061
41	Malcolm Hamilton	605-47 St Clair Ave W. Toronto ON M4V 3A5 Canada	hamilton47@rogers.com	9,583		
42	Mark Harrington	PO Box 1290 Langley, WA 98260	mharrington4685@yahoo.com		28,913	
43	Michael Duncan	120 NE Bridgeton Road Portland, OR 97211	floatofficepdx@gmail.com	45,000		
44	Museum Investments Limited	Suite 4, 4 Giro's Passage Gibraltar	jcaetano@gibro.com		25,491	
45	My Tam Nguyen	1822 S King St Seattle, WA 98144	mytamn@gmail.com	6,229		
46	Odd Origins, LLC	61 Broadway, Suite 1705 New York, NY 10006	team@oddorigins.com		9,536	
47	Peter Trahms-Neudorfer LLC	2215 22nd Ave E Seattle, WA 98112	ptrahms@gmail.com			4,279
48	Prosper Capital, LLC	929 108th Ave NE Bellevue WA 98004	brian@theprospercompany.com		5,541	

No.	Member's Name	Member's Address	Member's Email	No. of Common Shares	No. of Series Seed Preferred Shares	No. of Series A Preferred Shares
49	Rise of the Rest Seed Fund, LP	1717 Rhode Island Avenue, NW 10th Floor Washington, DC 20036	rotr.reporting@revolution.com			144,381
50	Robert H. Hilley IV	838 Colima Street La Jolla, CA 92037	bobbyhilley@gmail.com		11,083	
51	Sandra Anuras	1521 2nd Ave #1704 Seattle, WA 98101	skanuras@gmail.com	15,000		
52	Scacco Trust Created February 8, 2000	2 Belbrook Way Atherton, CA 94027	david.scacco@gmail.com			22,123
53	SI Selections Fund I, L.P.	61 Broadway, Suite 1705 New York, NY 10006	team@oddorigins.com		139,001	
54	Silva Chambers	86220 Dery Road Pleasant Hill, OR 97455	silva@silvamgmt.com		17,734	22,123
55	Stephen Chin	4 Beacon Way, No. 305 Jersey City, NJ 07304	schin@fsadvisor.com	9,343		
56	Stephen Gullo	46 Gray St Boston, MA 02116	gullo.steve@gmail.com	5,031	36,025	
57	Steve Kalalian	PO Box 492 Jackson, WY 83001	buddah10012@yahoo.com	23,000		
58	Swell Partners Fund I, L.P.	36 Conselyea Street Brooklyn, NY 11211	rusty@swell.vc			44,247

A-6

No.	Member's Name	Member's Address	Member's Email	No. of Common Shares	No. of Series Seed Preferred Shares	No. of Series A Preferred Shares
59	Ten Eighty Capital LLC	PO Box 590 Kamas, UT 84036	brifkin@teneighty.us			110,619
60	The Jon Staenberg Trust	2121 Terry Avenue, #1403 Seattle, WA 98121	jon@staenberg.com			7,232
61	The LAUNCH Fund I, L.P.	767 Bryant Street, #203 San Francisco, CA 94107	fund@launch.co		167,984	
62	The Marc R Benioff Revocable Trust U/A/D 12/3/04	c/o Ekahi Aloha LLC P.O. Box 649 Orinda, CA 94563	lindsy@alohaorinda.com			331,858
63	Timothy Miller	2110 V Street Sacramento, CA 95818	timemiller@mac.com	40,000		
64	Valentina Vitols Bello	3802 223rd Ave SE Sammamish WA 98075	valenvitols@gmail.com		31,557	
65	VCVC IV LLC	505 Fifth Avenue South, #900 Seattle, WA 98104	IMLegalNotices@vulcan.com		221,665	1,651,139
66	William E. Sander II	1121 Parkside Dr. E. Seattle WA 98112	nsander@ahtins.com			48,573
67	Ziemba Group, LLC	PO Box 3156 Bellevue, WA 98009-3156	sam.ziemba@gmail.com		11,083	
			TOTAL:	1,144,590	2,212,642	5,170,678

4140-0439-6584.5

EXHIBIT B

NAMES AND ADDRESSES OF MANAGERS
AS OF FEBRUARY 1, 2021
[SUBJECT TO UPDATE]

Manager	Address
Aaron Holm	1750 Creekside Oaks Dr., Suite 130, Sacramento, CA 95833
Nelson Del Rio	1750 Creekside Oaks Dr., Suite 130, Sacramento, CA 95833
Jason Calacanis	1750 Creekside Oaks Dr., Suite 130, Sacramento, CA 95833
Mitchell Kapor	1750 Creekside Oaks Dr., Suite 130, Sacramento, CA 95833
Yongbai Choi	1750 Creekside Oaks Dr., Suite 130, Sacramento, CA 95833

4140-0439-6584.5

EXHIBIT C

ADJUSTMENTS TO CONVERSION PRICE

Any capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in this Amended and Restated Operating Agreement of Blokable, LLC, to which this Exhibit C is attached.

(i)   Issuance of Additional Shares below Conversion Price. If the Company should at any time or from time to time issue any Additional Shares after the date of this Agreement without consideration or for a consideration per share less than the Conversion Price for any series of Preferred Shares in effect immediately prior to the issuance of such Additional Shares (as adjusted for Shares splits, Shares dividends, reclassification and the like), the Conversion Price for any such series in effect immediately prior to each such issuance shall automatically be adjusted as follows:

(A)   The adjusted Conversion Price shall be determined by multiplying the applicable Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of Common Shares outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of Common Shares that the aggregate consideration received by the Company for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of Outstanding Common plus the number of Additional Shares. For purposes of the foregoing calculation, the term "Outstanding Common" shall include Common Shares deemed issued pursuant to Section (iv)(A) below.

(B)   In the case of the issuance of Common Shares for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Company in connection with the issuance and sale thereof. In the case of the issuance of the Common Shares for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Managers irrespective of any accounting treatment.

(ii)   Share Splits and Share Distributions. In the event the Company should at any time or from time to time after the date of this Agreement fix a record date for the effectuation of a split or subdivision of the outstanding Common Shares or the determination of Common Members entitled to receive a dividend or other distribution payable in additional Common Shares or Common Share Equivalents (as defined below) without payment of any consideration by such holder for the additional Common Shares or the Common Share Equivalents (including the additional Common Shares issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price for each series of Preferred Shares shall be appropriately decreased so that the number of Common Shares issuable on conversion of a series of Preferred Shares shall be appropriately increased in proportion to such increase of the aggregate number of Common Shares outstanding and those issuable with respect to such Common Share Equivalents.

4140-0439-6584.5

(iii)   Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Shares (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere herein), a provision shall be made so that the Preferred Member shall thereafter be entitled to receive upon conversion of such Preferred Shares the number of Common Shares or other securities or property of the Company or otherwise, to which a holder of Common Shares deliverable upon conversion would have been entitled on such recapitalization.

(iv)   Rules of Application. The following provisions shall apply for purposes of this Exhibit C:

(A)   In the case of the issuance of securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, Common Shares (the "Common Share Equivalents"), the aggregate maximum number of Common Shares deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Share Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Share Equivalents were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related Common Share Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Company (without taking into account potential antidilution adjustments) upon the conversion, exchange or exercise of any Common Share Equivalents (the consideration in each case to be determined in the manner provided in Section (i)(B) above.

(B)   In the event of any change in the number of Common Shares deliverable or in the consideration payable to the Company upon conversion or exercise of such Common Share Equivalents (other than a change resulting from the antidilution provisions thereof), the Conversion Price for a series of Preferred Shares, to the extent in any way affected by or computed using such Common Share Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Shares or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(C)   Upon the termination or expiration of the convertibility or exercisability of any such Common Share Equivalents, the Conversion Price for a series of Preferred Shares, to the extent in any way affected by or computed using such Common Share Equivalents, shall be recomputed to reflect the issuance of only the number of Common Shares (and Common Share Equivalents which remain convertible or exercisable) actually issued upon the conversion or exercise of such Common Share Equivalents.

C-2

EXHIBIT D

BLOKABLE, LLC

IRREVOCABLE PROXY

During the period in which Section 3.13 (the "Drag Along Provision") of the Amended and Restated Operating Agreement dated February 1, 2021, among Blokable, LLC, a Delaware limited liability company (the "Company") and the Members of the Company named therein (the "Members"), as may be amended from time to time (the "LLC Agreement"), is in effect (the "Proxy Period"), the undersigned Members of the Company hereby irrevocably (to the fullest extent permitted by law) appoint and constitute the Chief Executive Officer of the Company (or, in the event the Attorney-in-Fact is unable or unwilling to act as Attorney-In-Fact as set forth in Section 3.13, the Members holding a Threshold Interest shall be entitled to appoint a new attorney in fact), as such individual shall be named from time to time (the "Proxy Holder"), the attorney and proxy of the undersigned with full power of substitution and resubstitution, to vote (i) all outstanding Shares of the Company owned of record by the undersigned or beneficially as of the date of this proxy, and (ii) all other Shares of the Company which the undersigned may acquire on or after the date hereof (collectively, the "Voting Shares") at any and all meetings of the Members of the Company, whether these are annual meetings or special meetings, and any adjournment thereof, or through a written consent of Members in lieu of a meeting, so long as this proxy remains in full force and effect, as fully as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of members of a Delaware limited liability company, solely with respect to effectuating the intent and purpose of the Drag Along Provision at any time consistent with and in accordance with the terms and conditions set forth in the Drag Along Provision, including any waiver of any notice that may be required under the Drag Along Provision; provided, however, that nothing herein shall obligate the undersigned who is also a Manager of the Company to vote in any manner in the undersigned's capacity as a Manager. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Voting Shares with respect to the subject matter hereof are hereby revoked.

This proxy is irrevocable during the period in which the Drag Along Provision is in effect, is coupled with an interest and is granted in consideration of certain Members of the Company purchasing Preferred Shares of the Company. This proxy shall terminate upon termination of the Drag Along Provision.

Subject to the provisions contained in this proxy, the Proxy Holder may vote the Voting Shares on all matters related solely to effectuating the intent and purpose of the Drag Along Provision but shall not vote the Voting Shares on any other matters. This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Voting Shares).

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , ____

MEMBERS:

BLOKABLE COMMON STOCK, INC.

By: *Aaron Holm* _____
(Signature)
Name: Aaron Holm
Title: Co-CEO

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: <u>February 1, 2021</u> , ____

MEMBERS:

BLOKABLE SERIES SEED, INC.

By: *Aaron Holm* _____
　　　　　　(Signature)
Name: Aaron Holm
Title: Co-CEO

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS:

BLOKABLE SERIES A, INC.

By:_ *Aaron Holm* _____
           (signature)
Name: Aaron Holm
Title: Co-CEO

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021   ,____

MEMBERS: Aaron Holm

Aaron Holm _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: <u>February 1, 2021</u> , ____

MEMBERS:

<u>Alliance of Angels Seed Fund II Blocker</u>, Inc.

By: <u>Yi-Jian Ngo</u>
      (Signature)
Name: <u>Yi-Jian Ngo</u>
Title: <u>President</u>

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __1/27/21__ . ____

MEMBERS:

_____

By:_____
          (Signature)
Name:____ANU MANOCHA____
Title:____Individual____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__, _____

MEMBERS: Blair Barnes

Blair Barnes _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _January 29, 2021_

MEMBERS:

Blake Gillett

By: _Blake Gillett_
_____
(Signature)

Name:_____
Title: _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS:

Blokable Seed, a series of Jason's Syndicate, LLC

By: _keith Mayer_ _____
           (Signature)
Name: Keith Mayer _____
Title: deals@assure.co _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , ____

MEMBERS:

Blokable Series Only SeedInvest Holdings I

By: _Keith Mayer_ _____
                (Signature)
Name: Keith Mayer _____
Title: Officer of the Fund's Manager ____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS:

Blokable Syndicate, a series of Jason's Syndicate, LLC

By: _Keith Mayer_____
            (Signature)
Name: _Keith Mayer_____
Title: _Officer of the Fund's Manager____

IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__, ____

MEMBERS:

Blokable, a Series of LeFund, LLC

By: *Keith Mayer* _____
       (Signature)
Name: Keith Mayer _____
Title: Officer of the Fund's Manager _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 ,

MEMBERS:

Blokable-2, a Series of Jason's Syndicate, LLC

By: _Keith Mayer_____
(Signature)
Name: Keith Mayer
Title: Officer of the Fund's Manager

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS:

Blokable-4, a Series of Jason's Syndicate, LLC

By: _Keith Mayer_ _____
          (Signature)
Name: _Keith Mayer_ _____
Title: _Officer of the Fund's Manager_ ____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , ____

MEMBERS:

Bluetail Ventures LLC

By: *Wesley Mahler*
(Signature)
Name: Wes Mahler
Title: manager

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: January 28, 2021

MEMBERS:

Built Environment Innovation Holdings Inc.

By: [signature]
(Signature)
Name: Travis D. Connors
Title: President

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _____Jan 25, 2021_____

MEMBERS:

_____CBS Holdings LLC_____

By:_____
(Signature)
Name:_____Pat lamb_____
Title: _____Director_____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _January 28, 2021_

MEMBERS:

Chai Angels LP

By:
_____
(Signature)

Name: _Rajiv Kapoor_

Title: _CEO_

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 ,

MEMBERS: Dale Pennington

Dale Pennington _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , _____

MEMBERS: Daniel Kranzler

Daniel Kranzler _____

IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _January 26, 2021_

MEMBERS:

By: _____
(Signature)
Name: _Dennis Joyce_
Title: _Investor_

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , ____

MEMBERS:

FCC SPV 1, LLC

By: *Rohit Gupta*
              (Signature)
Name: Rohit Gupta
Title: Manager

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: January 28, 2021 | 9:21 AM EST ____, ____

MEMBERS:

FEI VENTURES, LLC

DocuSigned by:

Eric A. Gallo

By: _____ 74097970B634474...

(Signature)

Name: Eric A. Gallo

Title: Secretary

**IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 ,

MEMBERS: Gino Borges & Helma Mueller

Gino Borges _Helma Mueller_ ____

**IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS:

Gino Borges Living Trust dated Nov. 7, 2011

By: _Gino Borges_ _____
(Signature)
Name: _gino borges_____
Title: _n/a_____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 ___, ____

MEMBERS: Henrik Strabo and Rebecca R Strabo
tenants in common

_ Henrik Strabo ____ R Strabo

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _____ January 28, 2021

MEMBERS:

HT Ventures LLC
_____

By:  _____
            (Signature)
Name: Thomas Day Newbold
Title: Partner

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , ___

MEMBERS:

Igneous Ventures, LLC

By: *Steve Kalalian*
(Signature)
Name: Steve Kalalian
Title: Managing Member

IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , ____

MEMBERS: Jason Kim

Jason Kim _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 ,

MEMBERS: Jean Pierre Veillet

Jean Pierre Veillet

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS: Jeff Castro

Jeff Castro _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _____February 1, 2021_____ , _____

MEMBERS: Jennifer Lum

Jennifer Lum _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: 1/25/2021   , JW

MEMBERS:

By: Joe Walin
DocuSigned by:
B6F1799E596547D...
(Signature)

Name: Joe Walin

Title:

IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS: Justin Huff

_ *Justin Huff* _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: 1/28/2021 ___, ____

MEMBERS:

Kapor Capital I, L.P.

By: DocuSigned by: Mitchell Kapor CCEFDC42024E4C7...
(Signature)

Name: Mitchell Kapor

Title: Founding Managing Member

**IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: ___1/28/2021_____ ___, ____

MEMBERS:

Kapor Capital II, L.P.
_____

By:_____ *Mitchell Kapor* _____
DocuSigned by:
CCEFDC42024E4C7...
(Signature)

Name:___Mitchell Kapor_____

Title:___Founding Managing Member_____

IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _____1/28/2021_____ ___, ____

MEMBERS:

Kapor Klein Revocable Trust dated 3/22/17

By: Mitchell Kapor
CCEFDC42024E4C7...
(Signature)

Name: Mitchell Kapor

Title: Trustee

IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _____ January __ 24,2021

MEMBERS:

By: _____
                   (Signature)
Name: _____ Kendall Saville _____
Title: _____ Angel Investor _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: ___01 / 30 / 2021___ ___, ____

MEMBERS:

LAUNCH Incubator I, LLC

By: _____
           (Signature)
Name: __Jason Calacanis__
Title: __General Partner__

**IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT**

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _____ January 26 _, 2021 _____

MEMBERS:

LC Ventures, LLC
_____

By: _Brendan Lesch_____
          (Signature)
Name: Brendan Lesch _____
Title: Member _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: JAN 26, 2021

MEMBERS:

MALCOLM HAMILTON

By: _____
(Signature)
Name: MALCOLM HAMILTON
Title: PRESIDENT

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: January 27, 2024

MEMBERS:

MARK HARRINGTON

By: [signature]
(Signature)

Name:______________________________

Title: ______________________________

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021,

MEMBERS: Michael Duncan

Michael Duncan

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: 2021 Feb, 01

MEMBERS:

Museum Investments Limited



By: ______________________________
(Signature)

Name: John Caetano Michael Mahtani

Title: as directors of Gibro Corporate Management Ltd - director

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , ____

MEMBERS: My Tam Nguyen

_____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__, ____

MEMBERS:

Odd Origins, LLC

By: _Ryan Feit_ _____
(Signature)
Name: __Ryan Feit__
Title: __Manager__

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _____ January 24 , 2021

MEMBERS:

_____Peter Trahms-Neudorfer LLC_____

By:_____
(Signature)
Name:_____Peter Trahms-Neudorfer_____
Title: _____President_____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , ____

MEMBERS:

Prosper Capital, LLC

By: *Brian Biege*
(Signature)
Name: Brian Biege
Title: President

IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: January 29, 2021

MEMBERS:

Rise of the Rest Seed Fund, LP

By: Rise of the Rest Seed Fund GP, LLC
Its: General Partner



By: _____

Name: Stephen M. Case

Its: Operating Manager

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: JAN 25th, 2021

MEMBERS:

By: _____
(Signature)
Name: ROBERT H. HILLEY IV
Title: _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , _____

MEMBERS: Sandra Anuras

Sandra Anuras _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021   , _____

MEMBERS:

Scacco Trust Created February 8, 2000

By: *David Scacco* _____
                     (Signature)
Name: David Scacco _____
Title: trustee _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , ____

MEMBERS:

SI Selections Fund I, L.P.

By: Ryan Feit
(Signature)
Name: Ryan Feit
Title: Manager

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _January 28, 2021_

MEMBERS:

Silva L. Chambers
_____

By: _Silva Chambers_
_____
(Signature)

Name: _____

Title: _Self_ _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: _____January 26_, _2021_

MEMBERS:

By: _____
           (Signature)
Name: _Stephen Chin_____
Title: _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS: Stephen Gullo

Stephen Gullo _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , ____

MEMBERS: Steve Kalalian

Steve kalalian _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: 1/28/21 ___, ___

MEMBERS:

Swell Partners

By:
(Signature)
Name: James B Ralston III
Title: GP

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: ___1/26/2021___ ___, ____

MEMBERS:

Ten Eighty Capital

By: _Ben Rifkin_
DocuSigned by:
F6788232FC8448F...
(Signature)

Name: _Ben Rifkin_

Title: _President and CEO_

IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS:

The Jon Staenberg Trust

By: _Jon Staenberg_
(signature)
Name: Jon Staenberg
Title: Trustee

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: 01 / 30 / 2021 ____, ____

MEMBERS:

The LAUNCH Fund I, LP

By: [signature]

(Signature)

Name: Jason Calacanis

Title: General Partner

IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC AMENDED AND RESTATED OPERATING AGREEMENT

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021 , _____

MEMBERS:

The Marc R Benioff Revocable Trust U/A/D 12/3/04

By: *Lindsy Sanders* _____
          (Signature)
Name: Lindsy Sanders _____
Title: Attorney-in-fact _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: **1/28** , **2021**

MEMBERS:

Timothy Miller

By: _____
(Signature)
Name: Timothy Miller
Title: _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: February 1, 2021   ,

MEMBERS: Valentina Vitols Bello

Valentina Vitols Bello

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS:

VCVC IV LLC

By: VCVC Management IV LLC, Its Manager

By: Cougar Investment Holdings LLC, Its Manager

By:_____ *Danielle Harper* _____
DocuSigned by:
0771B0CDD7174B0...

Name:___Danielle Harper_____
Title:____Vice President_____

Address:
505 Fifth Avenue South, #900
Seattle, WA 98104

E-Mail: ___IMLegalNotices@vulcan.com___

IRREVOCABLE PROXY SIGNATURE PAGE TO BLOKABLE, LLC
AMENDED AND RESTATED **OPERATING AGREEMENT**

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: __February 1, 2021__ , ____

MEMBERS: William E. Sander II

_WE f_ _____

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

Dated: January 29, 2021

MEMBERS:

Ziemba Group LLC

By: _____
(Signature)
Name: Sam Ziemba
Title: Member

EXHIBIT E

REGISTRATION RIGHTS

Any capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in this Amended and Restated Operating Agreement of Blokable, LLC, to which this Exhibit E is attached.

    1.1   Demand Registration.

        (a)   Form S-1 Demand. If at any time after the earlier of (i) ten years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the Company's first underwritten public offering of its Common Shares under the Securities Act ("IPO"), the Company receives a request from Holders of a majority of the Eligible Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least forty percent (40%) of the Eligible Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed $15 million), then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the "Demand Notice") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Eligible Securities that the Initiating Holders requested to be registered and any additional Eligible Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 1.1(c) and 1.3.

        (b)   Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty-five percent (25%) of the Eligible Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Eligible Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Eligible Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 1.1(c) and 1.3.

        (c)   Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 1.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Managers it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such sixty (60) day period other than an Excluded Registration.

(d)   The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 1.1(a) (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Section 1.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Eligible Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 1.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 1.1(b) (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 1.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 1.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 1.7, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 1.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 1.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 1.1(d).

(e)   For purposes of this Exhibit E, the following terms shall have the following meanings: (i) "Common Shares" shall mean the common shares of any successor corporation; (ii) "Company" shall mean and include Blokable, LLC and any successor corporation; (iii) "Holder" shall mean a holder of Preferred Shares for so long as (and to the extent that) it owns any Eligible Securities, and each of their respective successors, assigns, and transferees who become registered owners of Eligible Securities; (iv) "Selling Expenses" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Eligible Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 1.7; (v) "Initiating Holders" means, collectively, Holders who properly initiate a registration request under this Agreement; and (vi) "Excluded Registration" means (A) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (B) a registration relating to a Rule 145 promulgated by the SEC under the Securities Act transaction; (C) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Eligible Securities; or (D) a registration in which the only Common Shares being registered is Common Shares issuable upon conversion of debt securities that are also being registered.

(f)   The term "Eligible Securities" shall mean, on any date, (i) the shares of Common Stock issued and issuable in exchange (either directly or upon conversion of Preferred Stock) for a Holder's Preferred Shares upon the merger, conversion or consolidation of the Company into a successor corporation (the "Merger Shares"), plus (ii) all shares of Common Stock or other securities of the Company issued in respect of such Merger Shares (and such other securities of the Company) by way of a stock split, stock dividend, recapitalization, merger, conversion or consolidation, (iii) but exclusive of any Merger Shares or other securities described in clause (i) or (ii) which have been (A) sold in a public offering registered under Securities Act or (B) sold pursuant to Rule 144 under the Securities Act or which may be sold by the Holder under Rule 144 or a similar exception during a three (3) month period without registration.

1.2   Company Registration.

(a)   If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 1.3, cause to be registered all of the Eligible Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.2 before the effective date of such registration, whether or not any Holder has elected to include Eligible Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 1.7.

1.3   Underwriting Requirements.

(a)   If, pursuant to Section 1.1, the Initiating Holders intend to distribute the Eligible Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 1.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Eligible Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Eligible Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 1.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 1.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Eligible Securities that otherwise would be

E-3

underwritten pursuant hereto, and the number of Eligible Securities that may be included in the underwriting shall be allocated among such Holders of Eligible Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Eligible Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Eligible Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b)	In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 1.2, the Company shall not be required to include any of the Holders' Eligible Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Eligible Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Eligible Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Eligible Securities requested to be registered can be included in such offering, then the Eligible Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Eligible Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Eligible Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Eligible Securities included in the offering be reduced below thirty percent (30%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering or (iii) notwithstanding (ii) above, any Eligible Securities which are not Key Holder Eligible Securities be excluded from such underwriting unless all Key Holder Eligible Securities are first excluded from such offering. For purposes of the provision in this Section 1.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and immediate family members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Eligible Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

4140-0439-6584.5

1.4   Registration Procedures. If and whenever the Company is under an obligation pursuant to the provisions of this Exhibit E to use its reasonable efforts to effect the registration of any Eligible Securities the Company shall, as expeditiously as practicable:

(a)   prepare and file with the SEC a registration statement with respect to such Eligible Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Eligible Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of securities of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Eligible Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to 30 days, if necessary, to keep the registration statement effective until all such Eligible Securities are sold;

(b)   prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)   furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Eligible Securities;

(d)   use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)   in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)   use its commercially reasonable efforts to cause all such Eligible Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)   provide a transfer agent and registrar for all Eligible Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)   promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, managers, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith

(i)   notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)   after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

1.5   <u>Delay in Registration</u>. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this <u>Exhibit E</u>.

1.6   <u>Information to be Furnished by Holders of Eligible Securities</u>. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this <u>Exhibit E</u> with respect to the Eligible Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Eligible Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Eligible Securities.

1.7   <u>Expenses of Registration</u>.

(a)   All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to this <u>Exhibit E</u>, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000 of one counsel for the selling Holders ("<u>Selling Holder Counsel</u>"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 1.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Eligible Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Eligible Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Eligible

Securities agree to forfeit their right to one registration pursuant to Sections 1.1(a) or 1.1(b), as the case may be then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 1.1(a) or 1.1(b). All Selling Expenses relating to Eligible Securities registered pursuant to this Exhibit E shall be borne and paid by the Holders pro rata on the basis of the number of Eligible Securities registered on their behalf.

1.8   Indemnification.

(a)   The Company shall indemnify and hold harmless each Holder of Eligible Securities, its executive officers, directors and controlling persons (within the meaning of the Securities Act) and each person who participates as an underwriter or controlling person of an underwriter (within the meaning of the Securities Act) with respect to a registration statement pursuant to this Exhibit E against any loss, claims, damages or liabilities to which any of them may become subject under the Securities Act or otherwise insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement of any material fact contained in a registration statement including Eligible Securities owned by such Holder, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse any of them for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable hereunder to a particular Holder in any such case if any such loss, claim, damage, or liability arises out of or is based upon any untrue statement or omission made in such registration statement, prospectus or amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company for such purpose by such Holder or by its representative or by any underwriter on behalf of such Holder or if the untrue statement or omission is corrected in a supplement or amendment to the prospectus provided by the Company to such Holder in a timely fashion in accordance with this Exhibit E which was not used by such Holder.

(b)   Each Holder of Eligible Securities joining in any registration statement of the Company pursuant to Exhibit E of this Agreement shall indemnify and hold harmless the Company, its executive officers, directors, and controlling persons (within the meaning of the Securities Act) and each person who participates as an underwriter or controlling person of an underwriter (within the meaning of the Securities Act) with respect to a registration statement pursuant to Exhibit E against any losses, claims, damages or liabilities to which any of them may become subject under the Securities Act or otherwise insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement of any material fact contained in such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, made in reliance upon and in conformity with written information furnished to the Company by such Holder or by its representative or by any underwriter on behalf of such Holder for such purpose, and will reimburse any of them for any legal or other expenses reasonably incurred by them in connection with investigating or defending, any such loss, claim, damage, liability or action provided, however, that the total amount payable by a Holder under this Section 1.8(b) shall not exceed the net proceeds received by such Holder in such registered offering.

(c)   Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to assume the defense thereof with counsel mutually satisfactory to the parties. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to the ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.8, but the omission so to notify the indemnifying party will not relieve such party of any liability that such party may have to any indemnified party other than under this Section 1.8.

(d)   If the indemnification provided for in this Section 1.8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; provided, that in no event shall any contribution by a Holder under this Section 1.8(d) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder.   The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

1.9   Reports Under Exchange Act.   With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)   make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b)   use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)   furnish to any Holder, so long as the Holder owns any Eligible Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities

Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

1.10   Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Eligible Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) provide to such holder or prospective holder the right to include securities in any registration on other than either a pro rata basis with respect to the Eligible Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Eligible Securities that they wish to so include; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Eligible Securities acquired by any additional Holders that becomes a party to this Agreement in accordance with this Agreement.

1.11   Assignment. The registration rights granted hereunder may be assigned by a Holder to (i) any Affiliate of the Holder, (ii) is a Holder's immediate family member or trust for the benefit of an individual Holder or one or more of such Holder's immediate family members, or (iii) after such transfer, holds at least a majority of shares of Eligible Securities (subject to appropriate adjustment for share splits, share dividends, combinations, and other recapitalizations); provided, that such transferee acquires such Holder's Eligible Securities in accordance with the Company's Amended and Restated Operating Agreement and the Company is notified in writing in advance of such transfer.

1.12   Amendment; Waiver. The provisions of this Exhibit E may be amended or waived with respect to all Eligible Securities if holders of a majority of the Eligible Securities and the Company consent to such amendment or waiver.

EXHIBIT F

Rule 506(d)(1)(i) to (viii) under the Securities Act of 1933, as amended:

(i) Has been convicted, within ten years before such sale (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor:

    (A) In connection with the purchase or sale of any security;

    (B) Involving the making of any false filing with the Commission; or

    (C) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(ii) Is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before such sale, that, at the time of such sale, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (A) In connection with the purchase or sale of any security;

    (B) Involving the making of any false filing with the Commission; or

    (C) Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(iii) Is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (A) At the time of such sale, bars the person from:

        (1) Association with an entity regulated by such commission, authority, agency, or officer;

        (2) Engaging in the business of securities, insurance or banking; or

        (3) Engaging in savings association or credit union activities; or

    (B) Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before such sale;

(iv) Is subject to an order of the Commission entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(b) or 78o-4(c)) or section 203(e) or (f) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3(e) or (f)) that, at the time of such sale:

    (A) Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer or investment adviser;

    (B) Places limitations on the activities, functions or operations of such person; or

    (C)Bars such person from being associated with any entity or from participating in the offering of any penny stock;

(v) Is subject to any order of the Commission entered within five years before such sale that, at the time of such sale, orders the person to cease and desist from committing or causing a violation or future violation of:

    (A) Any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act of 1933 (15 U.S.C. 77q(a)(1)), section 10(b) of the Securities Exchange Act of 1934 (15 U.S.C. 78j(b)) and 17 CFR 240.10b-5, section 15(c)(1) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(c)(1)) and section 206(1) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-6(1)), or any other rule or regulation thereunder; or

    (B) Section 5 of the Securities Act of 1933 (15 U.S.C. 77e).

(vi) Is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(vii) Has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before such sale, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such sale, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

    (viii) Is subject to a United States Postal Service false representation order entered within five years before such sale, or is, at the time of such sale, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

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